SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

CNPJ/MF 76.483.817/0001-20

Inscrição Estadual 10146326-50

Companhia de Capital Aberto - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

March / 2014

SUMMARY

QUARTERLY FINANCIAL INFORMATION			3
Statements of Financial Position		3
Statements of Income		5
Statements of Comprehensive Income		6
Statements of Changes in Equity		7
Statements of Cash Flows		8
Statements of Added Value		10
NOTES TO THE QUARTELY FINANCIAL INFORMATION			12
1	General Information	12
2	Basis of Preparation	12
3	Significant Accounting Policies	13
4	Cash and Cash Equivalents	13
5	Bonds and Securities	14
6	Collaterals and Escrow Accounts	15
7	Trade Accounts Receivable	16
8	CRC Transferred to the State Government of Paraná	17
9	Accounts receivable related to the concession	18
10	Accounts receivable related to the concession extension	18
11	Other Receivables	19
12	Inventories	20
13	Income Tax, Social Contribution and Other Taxes	20
14	Judicial Deposits	24
15	Related parties	24
16	Investments	25
17	Property, Plant and Equipment	32
18	Intangible Asset	35
19	Payroll, Social Charges and Accruals	37
20	Suppliers	37
21	Loans and Financing	39
22	Debentures	46
23	Post-Employment Benefits	47
24	Customer Charges Due	48
25	Research and Development and Energy Efficiency	49
26	Accounts Payable related to concession - Use of Public Property	50
27	Other Accounts Payable	51
28	Provision for Contingencies	51
29	Equity	58
30	Operating Revenues	60
31	Operating Costs and Expenses	62
32	Financial Results	65
33	Operating Segment	66
34	Financial Instruments	70
35	Related Party Transactions	81
36	Insurance	85
37	Regulatory Assets and Liabilities	85
38	Provisional Measure no. 627/13	87
39	Subsequent Events	87
COMMENTS ON PERFORMANCE FOR THE PERIOD			89
GROUPS IN CHARGE OF GOVERNANCE			97
INDEPENDENT AUDITORS’ REVIEW REPORT			98

QUARTERLY FINANCIAL INFORMATION

Statements of Financial Position

as of March 31, 2014 and December 31, 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	Parent Company		Consolidated
		03.31.2014	12.31.2013	03.31.2014	12.31.2013

CURRENT ASSETS
Cash and cash equivalents	4	25,835	10,410	1,384,692	1,741,632
Bonds and securities	5	145	186	219,467	389,222
Collaterals and escrow accounts	6	-	-	567	1,976
Trade accounts receivable	7	-	-	2,007,121	1,337,628
Dividends receivable	15.1	80,361	381,371	15,028	9,500
CRC transferred to the State Government of Paraná	8	87,447	85,448	87,447	85,448
Accounts receivable related to the concession	9	-	-	4,726	4,396
Accounts receivable related to the concession extension	10	-	-	352,161	352,161
Other current receivables	11	9,532	3,869	1,154,082	395,890
Inventories	12	-	-	132,997	139,278
Income Tax and Social Contribution	13.1	17,418	42,494	76,836	133,158
Other current recoverable taxes	13.3	-	-	137,756	70,013
Prepaid expenses	-	-	-	18,865	19,982
		220,738	523,778	5,591,745	4,680,284

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	112,486	120,536
Collaterals and escrow accounts	6	-	-	43,829	45,371
Trade accounts receivable	7	-	-	145,356	132,686
CRC transferred to the State Government of Paraná	8	1,307,932	1,295,106	1,307,932	1,295,106
Judicial deposits	14	273,221	272,115	688,654	675,225
Accounts receivable related to the concession	9	-	-	3,698,291	3,484,268
Accounts receivable related to the concession extension	10	-	-	277,605	365,645
Other noncurrent receivables	11	37	-	29,769	29,435
Income Tax and Social Contribution	13.1	171,178	169,717	184,887	197,659
Other noncurrent recoverable taxes	13.3	-	-	125,259	124,498
Deferred Income Tax and Social Contribution	13.2	95,054	91,205	766,016	753,413
Prepaid expenses	-	-	-	399	399
Receivable from related parties	15.1	63,306	64,815	-	-
		1,910,728	1,892,958	7,380,483	7,224,241

Investments	16	12,567,017	12,055,619	1,242,897	1,187,927
Property, Plant and Equipment, net	17	33	29	8,089,560	7,983,632
Intangible Assets	18	30,723	-	2,129,519	2,035,361

		14,508,501	13,948,606	18,842,459	18,431,161

TOTAL ASSETS		14,729,239	14,472,384	24,434,204	23,111,445
Notes are an integral part of these quarterly information

Statements of Financial Position

as of March 31, 2014 and December 31, 2013 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	Parent Company		Consolidated
		03.31.2014	12.31.2013	03.31.2014	12.31.2013

CURRENT LIABILITIES
Payroll, social charges and accruals	19	22,190	4,946	233,739	239,685
Payable to subsidiary	15.2	235,427	468,317	-	-
Suppliers	20	1,208	3,211	1,916,136	1,092,239
Income Tax and Social Contribution Payable	13.1	1,999	-	200,688	297,620
Other taxes due	13.3	1	25,481	237,037	300,731
Loans and financing	21	280,592	562,801	693,618	957,106
Debentures	22	-	-	84,341	57,462
Dividend payable	-	3,005	3,047	15,522	18,713
Post employment benefits	23	2	2	31,682	29,983
Customer charges due	24	-	-	34,129	37,994
Research and Development and Energy Efficiency	25	-	-	130,725	127,860
Accounts payable related to concession - Use of Public Property	26	-	-	52,099	51,481
Other accounts payable	27	25,812	16,432	174,099	137,011
		570,236	1,084,237	3,803,815	3,347,885

NONCURRENT LIABILITIES
Suppliers	20	-	-	44,904	50,121
Other taxes due	13.3	314	40	73,615	68,402
Deferred Income Tax and Social Contribution	13.2	-	-	381,889	420,501
Loans and financing	21	684,283	456,752	2,585,337	2,366,678
Debentures	22	-	-	1,170,121	1,150,483
Post employment benefits	23	16,671	2,169	953,328	937,249
Research and Development and Energy Efficiency	25	-	-	172,767	154,721
Accounts payable related to concession - Use of Public Property	26	-	-	431,403	420,293
Other accounts payable	27	-	-	230	233
Provision for contingencies	28	278,219	277,847	1,313,933	1,266,127
		979,487	736,808	7,127,527	6,834,808
EQUITY	29
Attributable to controlling shareholder's
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		949,261	983,159	949,261	983,159
Legal reserve		624,849	624,849	624,849	624,849
Profit retention reserve		3,897,833	3,897,833	3,897,833	3,897,833
Additional proposed dividends		235,498	235,498	235,498	235,498
Accumulated Profit		562,075	-	562,075	-
		13,179,516	12,651,339	13,179,516	12,651,339

Attributable to non-controlling interest	29.2	-	-	323,346	277,413

		13,179,516	12,651,339	13,502,862	12,928,752

TOTAL LIABILITIES & EQUITY		14,729,239	14,472,384	24,434,204	23,111,445
Notes are an integral part of these quarterly information

Statements of Income

for the three-month periods ended March 31, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note	Parent Company		Consolidated
		03.31.2014	03.31.2013	03.31.2014	03.31.2013

OPERATING REVENUES	30	-	-	3,051,072	2,380,410

COST OF SALES AND SERVICES PROVIDED	31	-	-	(2,159,972)	(1,706,581)

GROSS PROFIT		-	-	891,100	673,829

Operational expenses / income
Selling expenses	31	-	-	(27,298)	(24,068)
General and administrative expenses	31	(26,932)	(5,322)	(112,888)	(103,357)
Other operational income (expenses)	31	(487)	22,967	(101,594)	(47,945)
Equity in earnings of investees		529,186	377,161	55,269	19,608
		501,767	394,806	(186,511)	(155,762)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		501,767	394,806	704,589	518,067

Financial results
Financial income	32	63,741	21,982	225,011	146,033
Financial expenses	32	(25,852)	(17,417)	(114,044)	(72,134)
		37,889	4,565	110,967	73,899

Profit Before Income Tax and Social Contribution		539,656	399,371	815,556	591,966

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	13.4	(2,023)	-	(283,071)	(262,667)
Deferred	13.4	(1,066)	(7,499)	50,565	69,357
		(3,089)	(7,499)	(232,506)	(193,310)

NET INCOME		536,567	391,872	583,050	398,656
Attributed to controlling shareholders		-	-	536,567	391,872
Attributed to non-controlling interest	29.2	-	-	46,483	6,784

Basic and diluted net earning per share attributed
To parent company shareholders - in reais
Ordinary shares	29.1	1.87272	1.36771	1.87272	1.36771
Class "A" Preferred shares	29.1	2.06002	1.50349	2.06002	1.50349
Class "B" Preferred shares	29.1	2.05999	1.50448	2.05999	1.50448
Notes are an integral part of these quarterly information

Statements of Comprehensive Income

for the three-month periods ended March 31, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		03.31.2014	03.31.2013	03.31.2014	03.31.2013
NET INCOME FOR THE PERIOD		536,567	391,872	583,050	398,656
Other comprehensive income
Items that will never be reclassified for profit or loss
Losses on actuarial liabilities	29.1.2
Post employment benefits		(14,429)	-	-	-
Post employment benefits - equity		2,210	-	(7,313)	-
Taxes on other comprehensive income	29.1.2	4,906	-	-	-
Items that are or be or maybe reclassified for profit or loss
Adjustments related to Financial Assets classified as available for sale:	29.1.2
Financial investments		589	(2,699)	893	(4,090)
Investments		(28)	(746)	(28)	(746)
Other gains - subsidiary credits		(1,282)	-	(2,777)	-
Taxes on other comprehensive income	29.1.2	9	253	650	1,644
Total comprehensive income for the period, before taxes		(8,025)	(3,192)	(8,575)	(3,192)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		528,542	388,680	574,475	395,464
Attributed to Parent Company				528,542	388,680
Attributed to controlling shareholders				45,933	6,784

Notes are an integral part of these quarterly information

Statements of Changes in Equity

for the three-month periods ended March 31, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Attributable to Parent Company							Shareholders equity	Attributable to non controlling interests (Note 29.2)	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves			Accumulated profit
			Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends
Balances as of January 1, 2014		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net Income for the period		-	-	-	-	-	-	536,567	536,567	46,483	583,050
Other comprehensive income
Losses on financial assets, net of taxes	29.1.2	-	-	(712)	-	-	-	-	(712)	(550)	(1,262)
Losses on actuarial liabilities, net of taxes	29.1.2	-	-	(7,313)	-	-	-	-	(7,313)	-	(7,313)
Total comprehensive income for the period		-	-	(8,025)	-	-	-	536,567	528,542	45,933	574,475
Realization of equity valuation adjustments	29.1.2	-	(25,873)	-	-	-	-	25,508	(365)	-	(365)
Balances as of March 31, 2014		6,910,000	1,213,082	(263,821)	624,849	3,897,833	235,498	562,075	13,179,516	323,346	13,502,862
Notes are an integral part of these quarterly information

	Note	Attributable to Parent Company							Shareholders equity	Attributable to non controlling interests (Note 29.2)	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves			Accumulated profit
			Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends
Balances as of January 1, 2013 - Stated		6,910,000	1,341,098	8,904	571,221	3,337,295	64,474	-	12,232,992	264,506	12,497,498
Actuarial adjustments - CPC 33 (R1)/ IAS 19		-	-	(114,053)	-	-	-	-	(114,053)	-	(114,053)
Balances as of January 1, 2013 - Restated		6,910,000	1,341,098	(105,149)	571,221	3,337,295	64,474	-	12,118,939	264,506	12,383,445
Net Income for the period		-	-	-	-	-	-	391,872	391,872	6,784	398,656
Other comprehensive income
Losses on financial assets, net of taxes		-	-	(3,192)	-	-	-	-	(3,192)	-	(3,192)
Losses on actuarial liabilities, net of taxes		-	-	(21,555)	-	-	-	-	(21,555)	-	(21,555)
Total comprehensive income for the period		-	-	(24,747)	-	-	-	391,872	367,125	6,784	373,909
Realization of equity valuation adjustments		-	(23,818)	-	-	-	-	23,818	-	-	-
Balances as of March 31, 2013		6,910,000	1,317,280	(129,896)	571,221	3,337,295	64,474	415,690	12,486,064	271,290	12,757,354
Notes are an integral part of these quarterly information

Statements of Cash Flows

for the three-month periods ended March 31, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		03.31.2014	03.31.2013	03.31.2014	03.31.2013

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		536,567	391,872	583,050	398,656

Adjustments to reconcile net income for the period with cash generated from operating activities
Depreciation	17.3	-	-	91,252	88,989
Amortization of intangible assets - concessions	18.2	-	-	60,771	55,786
Amortization of investments - concession right and authorization	18.2	-	-	188	188
Amortization of intangible assets - others	18.2	-	-	1,761	1,877
Unrealized monetary and exchange variations - net		(32,042)	1,311	(5,705)	(4,209)
Remuneration of accounts receivable related to concession	9.1	-	-	(14,844)	(5,163)
Equity in earnings of subsidiaries		(529,186)	(377,161)	(55,269)	(19,608)
Income tax and social contribution	13.4	2,023	-	283,071	262,667
Deferred income tax and social contribution	13.2.1	1,066	7,499	(50,565)	(69,357)
Provision for losses from accounts receivable	31.5	-	-	14,617	13,100
Provisions (reversals) for losses on taxes recoverable	31.5	-	-	220	(533)
Provision (reversal) for legal claims	31.5	372	(22,988)	46,197	6,969
Provisions (reversals) for losses with depreciation of investments	16.2	(1,774)	-	(1,774)	-
Provision for post employment benefits	23.4	2,589	115	53,839	45,354
Provision for research and development and energy efficiency	25.2	-	-	27,416	21,933
Write off of accounts receivable related to concession	9.1	-	-	9,252	14,847
Write off of property, plant and equipment	17.3	-	-	103	578
Write off of intangible assets	18.2	-	-	1,773	3,074

Decrease (increase) in assets
Trade accounts receivable		-	-	(688,842)	(217,413)
Dividends and interest on own capital received		309,220	119,967	2,682	1,967
CRC transferred to the Government of the State of Paraná	8.2	43,019	-	43,019	40,770
Accounts receivable related to the concession extension	10.1	-	-	106,717	124,013
Judicial deposits		(1,106)	353	(13,429)	(8,432)
Other receivables		(5,700)	(90)	(758,939)	(304,312)
Inventories		-	-	6,281	(10,416)
Income tax and social contribution		23,615	33,181	69,101	19,895
Other current taxes recoverable		-	-	(65,606)	(15,304)
Prepaid expenses		-	-	1,117	(10,022)

Increase (decrease) in liabilities
Payroll, social charges and accruals		17,244	(355)	(5,947)	(55,283)
Suppliers		(2,003)	1,725	768,124	65,897
Income tax and social contribution paid		(24)	(3,251)	(380,003)	(233,441)
Other taxes		(25,206)	(22,068)	(58,481)	(102,667)
Loans and financing - interest due and paid	21.10	(49,783)	(34,717)	(65,263)	(51,439)
Debentures - interest due and paid	22.1	-	-	(5,016)	(55)
Post employment benefits	23.4	(2,516)	(119)	(36,061)	(34,380)
Customer charges due		-	-	(3,865)	(16,115)
Research and development and energy efficiency	25.2	-	-	(11,376)	(14,334)
Payable related to the concession - use of public property	26.1	-	-	(12,859)	(12,118)
Other accounts payable		5,985	(81)	36,252	15,890
Provisions for legal claims	28.1	-	-	(9,243)	(6,455)

NET CASH GENERATED FROM (USED IN) OPERATING ACTIVITIES		292,360	95,193	(36,284)	(8,606)
(continued)

Statements of Cash Flows

for the three-month periods ended March 31, 2014 and 2013 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note	Parent Company		Consolidated
		03.31.2014	03.31.2013	03.31.2014	03.31.2013

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		41	(2)	181,649	112,396
Additions Cutia - Net effect of acquired cash		-	-	(284)	-
Additions in investments	16.2	(2,527)	(18,300)	(43,174)	(89,789)
Additions to property, plant and equipment	17.3	(4)	-	(182,806)	(10,201)
Additions to intangible assets related to the concession	18.2	-	-	(255,271)	(194,542)
Additions to intangible - concession and autorization rights	18.2	-	-	(2,903)	-
Customers contributions	18.2	-	-	24,886	32,196
Additions to other intangible assets	18.2	(12,513)	-	(12,369)	656

NET CASH USED IN INVESTING ACTIVITIES		(15,003)	(18,302)	(290,272)	(149,284)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties		-	-	-	12,665
Issue of Debentures	22.1	-	-	29,374	-
Amortization of principal - loans and financing	21.10	(29,000)	-	(46,415)	(13,789)
Amortization of principal - debentures	22.1	-	-	(10,152)	-
Amortization of principal - liabilities with related parties		(232,890)	-	-	-
Dividends and interest on own capital paid		(42)	(94,107)	(3,191)	(94,107)

NET CASH USED IN FINANCING ACTIVITIES		(261,932)	(94,107)	(30,384)	(95,231)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		15,425	(17,216)	(356,940)	(253,121)

Cash and cash equivalents at the beginning of the period	4	10,410	29,464	1,741,632	1,459,217
Cash and cash equivalents at the end of the period	4	25,835	12,248	1,384,692	1,206,096

CHANGE IN CASH AND CASH EQUIVALENTS		15,425	(17,216)	(356,940)	(253,121)

Notes are an integral part of these quarterly information

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers	-	-	-	10,601
Acquisition of investments with an increase in the balance of other payable	3,395	-	-	-

Statements of Added Value

for the three-month periods ended March 31, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

VALUE ADDED TO DISTRIBUTE	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013

Income
Sale of energy, services and other income	-	-	3,729,200	3,057,825
Construction income	-	-	386,964	309,903
Other income	-	-	102	1,970
Allowance for doubtful debts	-	-	(14,617)	(13,100)
	-	-	4,101,649	3,356,598

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	1,072,802	918,783
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	124,168	109,172
Materials, supplies and third parties services	758	586	115,904	114,948
Natural gas and supplies for gas operations	-	-	399,686	79,101
Construction costs	-	-	333,670	284,161
Loss / Recovery of assets	-	-	14,362	6,900
Other supplies	1,579	(20,514)	52,474	20,357
	2,337	(19,928)	2,113,066	1,533,422

( = ) GROSS ADDED VALUE	(2,337)	19,928	1,988,583	1,823,176

( - ) Depreciation and amortization	188	189	153,972	146,841

( = ) NET ADDED VALUE	(2,525)	19,739	1,834,611	1,676,335

( + ) Transferred added value
Financial income	63,741	21,982	225,011	146,033
Results from investment interests	529,258	377,330	55,340	19,777
Other Income	-	-	30,484	55,330
	592,999	399,312	310,835	221,140

	590,474	419,051	2,145,446	1,897,475
(continued)

Statements of Added Value

for the three-month periods ended March 31, 2014 and 2013 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
	03.31.2014%		03.31.2013%		03.31.2014%		03.31.2013%

Personnel
Remuneration and fees	15,337		1,529		162,838		183,135
Private pension and health plans	2,589		115		53,839		45,353
Meal and education assistance	1,554		-		22,815		23,349
Social security charges - FGTS	1,283		289		13,540		15,227
Labor indemnities (reversals)	-		-		727		(1,706)
Profit sharing	938		-		13,660		8,011
Transfers to property, plant and equipment in progress	(1,039)		-		(6,333)		(10,184)
	20,662	3.5	1,933	0.5	261,086	12.2	263,185	13.9

Government
Federal	7,921		8,222		599,142		584,966
State	-		1		552,500		559,460
Municipal	-		-		1,676		1,501
	7,921	1.3	8,223	2.0	1,153,318	53.8	1,145,927	60.4

Third Parties
Interest and fines	25,324		17,023		139,263		80,101
Leasing and rent	-		-		7,991		8,200
Donations, subsidies and contributions	-		-		738		1,406
	25,324	4.3	17,023	4.1	147,992	6.9	89,707	4.7

Shareholders
Non controlling interests	-		-		46,483		6,784
Retained profits	536,567		391,872		536,567		391,872
	536,567	90.9	391,872	93.4	583,050	27.1	398,656	21.0

	590,474	100.0	419,051	100.0	2,145,446	100.0	1,897,475	100.0
Notes are an integral part of these quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the three-month periods ended March 31, 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

2         Basis of Preparation

2.1        Statement of compliance

The Company’s quarterly financial information includes:

i)      The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil; and

ii)    The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

This quarterly information is presented considering the rulings included in CPC 21 (R1) and IAS 34 - Interim Information. Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2013 which did not alter during the quarter has not been presented. Therefore, this quarterly information should be read together with the financial statements at December 31, 2013, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Authorization for the publication of this quarterly financial information was granted at the Meeting of the Board of Directors held on May 13, 2014.

2.2        Basis of measurement

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values through profit or loss, financial assets available for sale measured at their fair values, and the interests in subsidiaries and jointly-controlled entities recognized in accordance with the equity accounting method.

2.3        Functional currency and presentation currency

The quarterly financial information are presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

2.4        Use of estimates and judgment

The preparation of quarterly financial information requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present an significant effect over the values recognized in the quarterly information, is the same as the one disclosed in Note 2.4 to the financial statements as of December 31, 2013.

3         Significant Accounting Policies

Significant accounting policies used in preparing this quarterly information are consistent with those presented in Note 3 of the financial statements at December 31, 2013, available on the websites of CVM and Copel.

4         Cash and Cash Equivalents

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Cash and bank accounts	1,623	1,787	69,484	130,311
Financial investments w ith immediate liquidity	24,212	8,623	1,315,208	1,611,321
	25,835	10,410	1,384,692	1,741,632

The investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average of the variation of the Interbank Deposit.

5         Bonds and Securities

	Level		Parent Com pany		Consolidated
Category	Note 34.1	Index	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Securities available for sale
LFT	1	Selic	-	-	125,898	130,369
Committed Operation	2	Fixed rate	-	-	41,544	26,995
CDB	2	CDI	53	96	35,109	36,983
LTN	1	Fixed rate	-	-	21,686	63,663
NTN - F	1	CDI	-	-	1,942	1,990
Quotas in Funds	1	CDI	92	90	92	90
			145	186	226,271	260,090
Securities held for trading
Quotas in FI	1	CDI	-	-	57,981	93,529
LF	2	CDI	-	-	13,727	13,375
LTN	1	Selic	-	-	12,748	60,800
DPGE	2	CDI	-	-	7,105	38,433
Debentures	2	CDI	-	-	2,545	3,215
Committed Operation	2	Fixed rate	-	-	132	24,164
LFT	1	Selic	-	-	-	5,011
Derivatives	1	Future DI BMF	-	-	18	-
			-	-	94,256	238,527
Securities held to m aturity
LF Caixa - maturing in 11.12.2015		CDI	-	-	11,426	11,141
			-	-	11,426	11,141
			145	186	331,953	509,758
		Current	145	186	219,467	389,222
		Noncurrent	-	-	112,486	120,536

Copel and its subsidiaries hold bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 60 months, as from the reporting date. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include exclusive funds and guarantees deposits/investments:

Consolidated	03.31.2014	12.31.2013
Exclusive funds
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	61,321	99,843
Exclusive funds of Copel Distribuição at Banco do Brasil	3	3
Exclusive funds of UEG Araucária at Banco do Brasil	36,360	113,546
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	57,848	124,946
	155,532	338,338
Guarantee
Guarantee for the ANEEL auction	-	374
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment CCEARS	65,931	118,647
Collaterals for financing facilities to build hydroelectric pow er plants HPPs and transmission lines - TLs	25,874	16,452
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	34,673	33,849
	126,478	169,322

6         Collaterals and Escrow Accounts

Consolidated		03.31.2014	12.31.2013
Collaterals and escrow accounts - STN (6.1)		43,829	45,371
Collaterals and escrow accounts - CCEAR		-	1,068
Other		567	908
		44,396	47,347
	Current	567	1,976
	Noncurrent	43,829	45,371

6.1        Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 21.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	03.31.2014	12.31.2013
Customers
Residential	154,663	99,837	35,432	289,932	262,180
Industrial	127,663	24,601	17,819	170,083	170,320
Commercial	113,391	43,425	16,006	172,822	152,308
Rural	24,086	10,374	1,733	36,193	35,054
Public Entities	19,939	18,226	40,391	78,556	68,962
Public lighting	16,384	2,072	98	18,554	16,379
Public service	15,202	16,384	282	31,868	29,528
Unbilled	269,471	-	-	269,471	274,059
Energy installments plan	69,473	6,391	32,201	108,065	99,655
Low income subsidy - Eletrobras	10,735	-	-	10,735	25,415
State Government "Luz Fraterna" program	81,863	-	-	81,863	78,987
Other receivables	41,130	25,675	40,211	107,016	58,379
	944,000	246,985	184,173	1,375,158	1,271,226
Concessionaires and Perm ission holder
Energy supplies
CCEAR - auction	78,761	411	5,474	84,646	106,060
Bilateral contracts	97,241	-	25	97,266	79,031
CCEE (7.1)	637,733	-	14	637,747	45,642
Reimbursement to generators	104	-	1,256	1,360	1,256
	813,839	411	6,769	821,019	231,989
Charges from using transm ission grid
Transmission grid	13,961	1,461	2,371	17,793	17,110
Basic netw ork and conection grid	12,695	72	1,413	14,180	14,668
	26,656	1,533	3,784	31,973	31,778
Telecom munications	7,162	7,390	27,438	41,990	40,279
Gas distribution	27,242	2,917	222	30,381	32,496
Allow ance for doubtful accounts (7.2)	-	-	(148,044)	(148,044)	(137,454)
	1,818,899	259,236	74,342	2,152,477	1,470,314
Current	1,673,543	259,236	74,342	2,007,121	1,337,628
Noncurrent	145,356	-	-	145,356	132,686

7.1        Electricity Trade Chamber – CCEE

R$ 119,067 of the February and March 2014 installment balance refers to Copel Geração e Transmissão and R$ 518,666 refers to UEG Araucária.

The financial settlement for February was suspended until CCEE's completion of the lending transactions on April 25, 2014. These installments were received on April 29, 2014, R$ 81,583 of which by Copel Geração e Transmissão and R$ 243,704 by UEG Araucária.

The remaining balance of the financial settlement for March was received on May 13, 2014.

7.2        Allowance for doubtful accounts

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2014	(reversals)	of write offs	March 31, 2014
Customers, concessionaries and permission holder
Residential	46,177	6,403	(3,359)	49,221
Industrial	35,031	4,963	1,308	41,302
Commercial	26,765	3,012	(1,361)	28,416
Rural	6,407	(5,284)	(91)	1,032
Public Entities	13,043	3,881	(1)	16,923
Public lighting	81	1	-	82
Public service	183	8	6	197
Concessionaries and permission hold	6,513	445	(105)	6,853
Telecommunications	3,254	764	-	4,018
	137,454	14,193	(3,603)	148,044

8         CRC Transferred to the State Government of Paraná

8.1        Maturity of noncurrent installments

Consolidated	03.31.2014
2015	70,793
2016	99,869
2017	106,510
2018	113,594
2019	121,148
After 2020	796,018
1,307,932

8.2        Changes in CRC

Parent Company and Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2014	85,448	1,295,106	1,380,554
Interest	22,170	-	22,170
Monetary variations	285	35,389	35,674
Transfers	22,563	(22,563)	-
Amortizations	(43,019)	-	(43,019)
Balance as of March 31, 2014	87,447	1,307,932	1,395,379

9         Accounts receivable related to the concession

9.1        Changes in accounts receivable related to the concession

Consolidated		Noncurrent assets
	Current		Special
	assets	Assets	liabilities (a)	Total
Balance as of January 1, 2014	4,396	5,577,735	(2,093,467)	3,488,664
Capitalization of intangible assets in progress	-	137,896	(24,548)	113,348
Transfers from noncurrent to current	7,844	(7,844)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(7,514)	-	-	(7,514)
Transfer to property, plant and equipment	-	31	-	31
Monetary variations	-	103,125	(49,755)	53,370
Remuneration	-	14,844	-	14,844
Construction income	-	49,526	-	49,526
Write off	-	(9,252)	-	(9,252)
Balance as of March 31, 2014	4,726	5,866,061	(2,167,770)	3,703,017

9.2        Commitments regarding transmission

Refers to commitments with suppliers of equipment and services related to the following projects:

Transmission Lines and Substations	Value
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté	143,055
Contract 015/10 - Substation Cerquilho III	43,182
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	39,517
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	50,624
Contract 005/14 - TL 230 kV Bateias-Curitiba Norte and SE 230 kV Curitiba Norte	16,100

10      Accounts receivable related to the concession extension

10.1      Changes in the accounts receivable related to the concession extension

	Current	Noncurrent
Consolidated	Assets	Assets	Total
Balance as of January 1, 2014	352,161	365,645	717,806
Transfers from noncurrent to current	88,040	(88,040)	-
Amortization	(106,717)	-	(106,717)
Monetary variations	11,477	-	11,477
Charges	7,200	-	7,200
Balance as of March 31, 2014	352,161	277,605	629,766

11      Other Receivables

Consolidated		03.31.2014	12.31.2013
Transfer CDE and ACR Account (11.1)		799,975	51,067
Advance payments to suppliers (11.2)		118,154	122,311
Services in progress (11.3)		102,240	94,000
Advance for severance estate		35,640	40,403
Advance payments to employees		33,523	27,831
Partnership in consortiums		25,642	25,540
Decommissioning in progress		10,926	10,980
Other receivables		57,751	53,193
		1,183,851	425,325
	Current assets	1,154,082	395,890
	Noncurrent assets	29,769	29,435

11.1      Transfer CDE and ACR Account

The balance presented on March 31, 2014 consists of: i) funds from the Energy Development Account - CDE to be transferred to Eletrobrás to cover the discounts on the electricity rates charged from the users of public distribution services, in the amount of R$ 84,169, according to Authorizing Resolution 1.586 of August 13, 2013; and ii) funds from the regulated procurement environment account (ACR Account), ruled by Decree 8.221 of April 1, 2014, in the amount of R$ 715,806, of which R$ 682,687 is allocated to offset the costs incurred with involuntary exposure to the short-term market, and R$ 33,119 is related to the decision about the thermoelectric power plants linked to the electricity sales agreements entered into in the regulated environment - CCEAR-D.

Of the amounts accrued in ACR Account, which totaled R$ 715,806 as of March 31, 2014, R$ 447,306 was transferred on April 28, 2014, according to decision  1.256 of April 22, 2014, and the remaining balance was transferred on May 12, 2014, according to Decision 1.443, of May 9, 2014.

The balance as of December 31, 2013 consists of funds from the Energy Development Account - CDE to cover the discounts granted on electricity rates charged for public distribution services in the amount of R$ 21,042, according to Resolution 1.586 passed on August 13, 2013 and R$ 30,025 to offset costs resulting from exposure to the short-term market and the water risk. The balance was received on February 6, 2014 and regulated by Decree 7.945 of March 7, 2013.

11.2      Advance payments to suppliers

Refers to advances to suppliers provided on contractual clauses.

11.3      Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

12      Inventories

Consolidated
Operation/Maintenance	03.31.2014	12.31.2013
Copel Distribuição	94,777	96,866
Copel Geração e Transmissão	29,295	31,298
Copel Telecomunicações	7,775	10,046
Compagás	1,150	1,068
	132,997	139,278

13      Income Tax, Social Contribution and Other Taxes

13.1      Income Tax (IR) and Social Contribution (CSLL)

.	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Current assets
IR and CSLL paid in advance	17,442	42,494	141,270	375,722
IR and CSLL to be offset against liability	(24)	-	(64,434)	(242,564)
	17,418	42,494	76,836	133,158
Noncurrent assets
IR and CSLL paid in advance (a)	171,178	169,717	184,887	197,659
	171,178	169,717	184,887	197,659
Current liabilities
IR and CSLL due	2,023	-	265,122	540,184
IR and CSLL to be offset against asset	(24)	-	(64,434)	(242,564)
	1,999	-	200,688	297,620

a)     This amount is related to withholding income tax asset on loans between related parties that were liquidated, which are classified as noncurrent assets considering it long-term nature.

13.2      Deferred Income Tax and Social Contribution

13.2.1     Changes in Deferred Income Tax and Social Contribution

Parent Company			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2014	in income	income	March 31, 2014
Noncurrent assets
Tax losses and negative tax basis	913	(883)	-	30
Private pension and health plans	-	25	-	25
Effects of applying CPC 33 - R1	738	-	4,906	5,644
Other temporary additions			-
Provisions for legal claims	94,467	126	-	94,593
Provision for profit sharing	250	319	-	569
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	18,342	64	-	18,406
Provision for financing	4,085	(160)	-	3,925
Social security contributions
- injunction on judicial deposit	14	93	-	107
Others	595	(381)	-	214
	120,882	(797)	4,906	124,991
(-)Noncurrent liabilities
Effects from applying CPC 38
- financial instruments	4,380	269	(9)	4,640
Temporary exclusions	-		-
Provisions for negative goodw ill	25,297	-	-	25,297
	29,677	269	(9)	29,937
Net	91,205	(1,066)	4,915	95,054

Consolidated			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2014	in income	income	March 31, 2014
Noncurrent assets
Tax losses and negative tax basis	9,713	(2,059)	-	7,654
Private pension and health plans	195,484	6,036	-	201,520
Effects from applying ICPC 01	69,582	(4,792)	-	64,790
Effects from applying CPC 33 - R1	132,523	-	-	132,523
Effects from applying CPC 38	579	-	(304)	275
Other temporary additions
Provisions for legal claims	375,336	12,602	-	387,938
Voluntary termination Program/retirement	1,316	(1,054)	-	262
Provision of Research and Development	66,766	6,037	-	72,803
Allow ance for doubtful debts	49,682	3,685	-	53,367
Amortization - concession	36,686	64	-	36,750
Provision for investment losses	355	-	-	355
Provision for tax losses	14,940	75	-	15,015
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,085	(160)	-	3,925
Provision for energy purchases	105,107	3,634	-	108,741
Provision for profit sharing	26,553	4,441	-	30,994
Social security contributions - injunction on judicial deposit	23,256	1,770	-	25,026
Others	6,053	(2,348)	-	3,705
	1,124,938	27,931	(304)	1,152,565
(-) Noncurrent liabilities
Effects from applying CPC 27	636,541	(12,697)	-	623,844
Effects from applying ICPC 01	115	7,362	-	7,477
Effects from applying CPC 38	7,276	(71)	(9)	7,196
Other temporary exclusions
Capitalization of financial charges	5,357	-	-	5,357
Deferment of capital gains	107,534	(16,979)	-	90,555
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	1,790	(448)	-	1,342
Others	8,116	199	(945)	7,370
	792,026	(22,634)	(954)	768,438
Net	332,912	50,565	650	384,127
Assets presented in the Statement of Financial Position	753,413			766,016
(-) Liabilities presented in the Statement of Financial Position	(420,501)			(381,889)
Net	332,912			384,127

13.2.2     Realization of deferred tax credits

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary. Deferred taxes on all other contingence provisions will be realized as judicial rulings are issued.

13.3      Other recoverable taxes and other taxes due

.	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Current assets
Recoverable ICMS (VAT)	-	-	86,835	43,092
Recoverable PIS/Pasep and Cofins taxes	-	-	82,231	61,093
PIS/Pasep and Cofins to be offset against liabilities	-	-	(32,121)	(35,596)
Other recoverable taxes	-	-	811	1,424
	-	-	137,756	70,013
Noncurrent assets
Recoverable ICMS (VAT)	-	-	73,010	72,347
PIS/Pasep and Cofins taxes	-	-	51,750	51,653
Other recoverable taxes		-	499	498
	-	-	125,259	124,498
Current liabilities
ICMS (VAT) payable	-	-	186,544	184,369
PIS/Pasep and Cofins payable	-	25,400	74,660	79,291
PIS/Pasep and Cofins to be offset against assets	-	-	(32,121)	(35,596)
IRRF on JSCP	-	-	-	39,440
Other taxes	1	81	7,954	33,227
	1	25,481	237,037	300,731
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	314	40	73,615	68,402
	314	40	73,615	68,402

13.4      Reconciliation of the provision for Income Tax (IRPJ) and Social Contribution (CSLL)

.	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Incom e before IRPJ and CSLL	539,656	399,371	815,556	591,966
IRPJ and CSLL (34%)	(183,483)	(135,786)	(277,289)	(201,268)
Tax effects on:
Equity in income	179,923	128,235	18,791	6,667
Dividends	2	57	2	57
Finam	443	-	443	-
Non deductible expenses	(4)	(5)	(2,033)	(1,320)
Tax incentives	14	-	17,027	2,919
Others	16	-	10,553	(365)
Current IRPJ and CSLL	(2,023)	-	(283,071)	(262,667)
Deferred IRPJ and CSLL	(1,066)	(7,499)	50,565	69,357
Effective rate - %	0.6%	1.9%	28.5%	32.7%

14      Judicial Deposits

.	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Taxes claims	272,933	271,827	424,574	417,570
Labor claims	-	-	124,669	118,240
Civil
Suppliers	-	-	95,558	95,558
Civil	288	288	28,923	28,849
Easements	-	-	7,925	8,106
Customers	-	-	2,500	2,397
	288	288	134,906	134,910
Others	-	-	4,505	4,505
	273,221	272,115	688,654	675,225

15      Related parties

15.1      Receivable from related parties

.	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Associate and Jointly-controlled com panies
Dividends and/or interests on ow n capital
Dona Francisca Energética	85	85	85	85
Dominó Holdings	11,839	6,311	11,839	6,311
Costa Oeste	-	-	478	478
Marumbi	-	-	403	403
Transmissora Sul Brasileira	-	-	360	360
Caiuá	-	-	88	88
Integração Maranhense	-	-	227	227
Matrinchã	-	-	840	840
Guaraciaba	-	-	182	182
.	11,924	6,396	14,502	8,974
Subsidiaries
Dividends and/or interests on ow n capital
Copel Geração e Transmissão	29,697	321,902	-	-
Copel Telecomunicações	14,604	21,585	-	-
Compagás	2,239	2,239	-	-
Elejor	21,366	28,718	-	-
Ventos de Santo Uriel	5	5
	67,911	374,449	-	-
Financing tranferred - STN
Copel Distribuição (15.1.1)	63,306	64,815	-	-
	63,306	64,815	-	-
Other investm ents
Dividends and/or interests on ow n capital
Other investments	526	526	526	526
	526	526	526	526
	143,667	446,186	15,028	9,500
Current assets - Dividends receivable	80,361	381,371	15,028	9,500
Noncurrent assets	63,306	64,815	-	-

15.1.1     Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the parent company.

This financing was transferred bearing the same charges assumed by the Company and is reported separately, as a receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 21.1).

15.2      Payable to related parties

On December 31, 2013 the CRC payable balance, R$ 1,380,554, was transferred from Copel Distribuição (consolidated entity) to Copel (parent Company), as approved by ANEEL, Order 4,222 dated December 12, 2013, as settlement of the loan of R$ 912,237 and transfer of the remaining financial balance payable of R$ 468,317.

The transfer financial balance was paid in three installments which have been paid on 05.12.2014.

16      Investments

16.1      Business Combinations

On March 11, 2014 the Company acquired from Galvão Participações S.A. 50.1% interest in Cutia Empreendimentos Eólicos SPE S.A., in which the Company used to have a 49.9% stake.

The acquisition of these wind farming companies fulfills Copel's strategic purpose of increasing its participation in the energy generation industry by adding renewable sources to its energy mix.

The wind farm projects were evaluated according to the market multiples method for investment purposes.

The following data shows the breakdown of the consideration paid in exchange for a controlling stake in Cutia:

Compensation
Advance for future investment (16.6.2)	5,327
Accounts payable	3,395
8,722

The amount classified as an authorization right was allocated to the group of Investments in the individual balance of the parent company and to the group of intangibles in the consolidated balance sheet. The authorization right will be amortized from the date the enterprise starts operations until its maturity, on January 5, 2032.

	Percentage of	Percentage of
	share capital %	share capital %
	prior	acquired
03.11.2014	49.9%	50.1%	100.0%
Equity	5,258	5,280	10,538
Investments/Afac	536	539	1,075
Concession rights	5,809	2,903	8,712
	11,603	8,722	20,325

The initial interest held immediately before the acquisition date and the breakdown of the acquired assets and assumed liabilities, which correspond to their fair values, are shown below:

	Percentage of	Percentage of	Percentage of
	share capital %	share capital %	share capital %
	prior	acquired	actual
03.11.2014	49.90%	50.10%	100%
ASSETS	5,794	5,820	11,614
Current assets	113	113	226
Noncurrent assets	5,681	5,707	11,388
LIABILITIES	5,794	5,820	11,614
Current liabilities	-	1	1
Noncurrent liabilities	536	539	1,075
Investments/Afac	536	539	1,075
Equity	5,258	5,280	10,538

The operating expenses incurred by the acquired company as from the acquisition date, in the amount of R$ 208, were included in the consolidated statement of profit or loss of March 2014.

16.2      Changes in investments

Parent Company			Equity				Proposed
	Balance as of		valuation	Investiment /	Business		dividends		Balance as of
	January 1, 2014	Equity	adjustments	Afac	combinations	Amortization	and JCP	Other	March 31, 2014
Subsidiaries (16.3)
Copel Geração e Transmissão	6,796,817	431,555	4,310	-	-	-	-	-	7,232,682
Copel Distribuição	3,366,685	(14,575)	4,947	-	-	-	-	-	3,357,057
Copel Telecomunicações	352,939	14,306	855	-	-	-	-	-	368,100
Copel Renováveis	407	(974)	-	567	-	-	-	-	-
Copel Participações	407	(771)	-	774	-	-	-	-	410
UEG Araucária	140,352	26,694	-	-	-	-	-	-	167,046
Compagás	120,168	16,443	-	-	-	-	-	-	136,611
Elejor	50,412	9,305	(1,282)	-	-	-	-	-	58,435
Elejor - concession rights	16,779	-	-	-	-	(188)	-	-	16,591
Cutia	-	(208)	-	68	11,613	-	-	-	11,473
Cutia - concession rights	-	-	-	-	8,712	-	-	-	8,712
Nova Asa Branca I	10,864	322	-	-	-	-	-	-	11,186
Nova Asa Branca I - concession rights	51,659	-	-	-	-	-	-	-	51,659
Nova Asa Branca II	13,505	403	-	-	-	-	-	-	13,908
Nova Asa Branca II - concession rights	51,745	-	-	-	-	-	-	-	51,745
Nova Asa Branca III	14,678	(176)	-	-	-	-	-	-	14,502
Nova Asa Branca III - concession rights	49,948	-	-	-	-	-	-	-	49,948
Nova Eurus IV	10,857	367	-	-	-	-	-	-	11,224
Nova Eurus IV - concession rights	53,154	-	-	-	-	-	-	-	53,154
Santa Maria	31,029	395	-	-	-	-	-	-	31,424
Santa Maria - concession rights	26,813	-	-	-	-	-	-	-	26,813
Santa Helena	36,126	397	-	-	-	-	-	-	36,523
Santa Helena - concession rights	28,955	-	-	-	-	-	-	-	28,955
Ventos de Santo Uriel	14,288	61	-	-	-	-	-	-	14,349
Ventos de S. Uriel - concession rights	13,445	-	-	-	-	-	-	-	13,445
	11,252,032	483,544	8,830	1,409	20,325	(188)	-	-	11,765,952
Joint ventures (16.4)
Dominó Holdings	456,703	33,195	(365)	-	-	-	(5,528)	-	484,005
Cutia	5,625	24	-	145	(5,794)	-	-	-	-
Cutia - concession rights	5,809	-	-	-	(5,809)	-	-	-	-
	468,137	33,219	(365)	145	(11,603)	-	(5,528)	-	484,005
Associates (16.5)
Dona Francisca Energética	58,176	2,265	-	-	-	-	-	-	60,441
Foz do Chopim Energética	15,788	2,801	-	-	-	-	(2,682)	-	15,907
Carbocampel	1,407	-	-	-	-	-	-	-	1,407
Dois Saltos	720	-	-	-	-	-	-	-	720
Copel Amec	182	3	-	-	-	-	-	-	185
Escoelectric	-	41	-	174	-	-	-	-	215
	76,273	5,110	-	174	-	-	(2,682)	-	78,875
Other investments
Finam	1,323	-	189	-	-	-	-	-	1,512
Finor	212	-	11	-	-	-	-	-	223
Investco S.A.	9,210	-	(89)	-	-	-	-	-	9,121
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	-	-	14,868
(-) provision for loss - Nova Holanda	(6,981)	-	-	-	-	-	-	1,774 (a)	(5,207)
Advance w ith the purpose of future investment (16.6)	233,469	-	-	799	(5,327)	-	-	(18,210) (b)	210,731
Other investments	7,076	-	(139)	-	-	-	-	-	6,937
	259,177	-	(28)	799	(5,327)	-	-	(16,436)	238,185
	12,055,619	521,873	8,437	2,527	3,395	(188)	(8,210)	(16,436)	12,567,017
(a) Reversal of provision for loss
(b) Transfers of intangible (18.2)

Consolidated			Equity			Proposed
	Balance as of		valuation	Investiment /	Business	dividends		Balance as of
	January 1, 2014	Equity	adjustments	Afac	combinations	and JCP	Other	March 31, 2014
Joint ventures (16.4)
Dominó Holdings	456,703	33,195	(365)	-	-	(5,528)	-	484,005
Cutia	5,625	24	-	145	(5,794)	-	-	-
Costa Oeste	18,700	1,691	-	2,550	-	-	-	22,941
Marumbi	21,797	2,772	-	20,692	-	-	-	45,261
Transmissora Sul Brasileira	63,797	788	-	-	-	-	-	64,585
Caiuá	40,318	347	-	2,910	-	-	-	43,575
Integração Maranhense	85,378	507	-	2,916	-	-	-	88,801
Matrinchã	97,999	1,752	-	-	-	-	-	99,751
Guaraciaba	38,828	1,167	-	-	-	-	-	39,995
Paranaíba	17,850	603	-	12,985	-	-	-	31,438
	846,995	42,846	(365)	42,198	(5,794)	(5,528)	-	920,352
Associates (16.5)
Dona Francisca	58,176	2,265	-	-	-	-	-	60,441
Foz do Chopim	15,788	2,801	-	-	-	(2,682)	-	15,907
Carbocampel	1,407	-	-	-	-	-	-	1,407
Dois Saltos	720	-	-	-	-	-	-	720
Copel Amec	182	3	-	-	-	-	-	185
Escoelectric	-	41	-	174	-	-	-	215
	76,273	5,110	-	174	-	(2,682)	-	78,875
Other investments
Finam	1,323	-	189	-	-	-	-	1,512
Finor	212	-	11	-	-	-	-	223
Investco S.A.	9,210	-	(89)	-	-	-	-	9,121
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	-	14,868
(-) provision for loss - Nova Holand	(6,981)	-	-	-	-	-	1,774 (a)	(5,207)
Assets for future use	4,290	-	-	-	-	-	-	4,290
Advance w ith the purpose of future investment (16.6)	233,469	-	-	799	(5,327)	-	(18,210) (b)	210,731
Other investments	8,268	-	(139)	3	-	-	-	8,132
	264,659	-	(28)	802	(5,327)	-	(16,436)	243,670
	1,187,927	47,956	(393)	43,174	(11,121)	(8,210)	(16,436)	1,242,897
(a) Reversal of provision for loss
(b) Transfers of intangible (18.2)

16.3      Parent Company

			Percentage of share capital
Subsidiaries	Headquarters	Main Activity		Copel	Noncontrolling
			Copel	GeT	shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.00	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100.00	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication services	100.00	-	-
Copel Renováveis S.A.	Curitiba/PR	Production of electricity from w ind sources	100.00	-	-
Copel Participações S.A.	Curitiba/PR	Holdings of non-financial institutions	100.00	-	-
Nova Asa Branca I Energias Renováveis S.A. (a)	S. Miguel do Gostoso/RN	Productiona of electricity from w ind sources	100.00	-	-
Nova Asa Branca II Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100.00	-	-
Nova Asa Branca III Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100.00	-	-
Nova Eurus IV Energias Renováveis S.A. (a)	Touros/RN	Production of electricity from w ind sources	100.00	-	-
Santa Maria Energias Renováveis S.A. (a)	Maracanaú/CE	Production of electricity from w ind sources	100.00	-	-
Santa Helena Energias Renováveis S.A. (a)	Maracanaú/CE	Production of electricity from w ind sources	100.00	-	-
Ventos de Santo Uriel S.A. (a)	João Câmara/RN	Production of electricity from w ind sources	100.00	-	-
Cutia Empreendimentos Eólicos SPE S.A. (a) (b)	São Paulo/SP	Production of electricity from w ind sources	100.00	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.00	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.00	-	30.00
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.00	60.00	20.00
(a) Pre-operating stage
(b) from March 11, 2014

16.3.1     Summarized financial statements of subsidiaries with non-controlling interest

03.31.2014	Compagás	Elejor	UEG Araucária
ASSETS	547,211	761,175	1,053,675
Current assets	299,488	69,110	639,032
Noncurrent assets	247,723	692,065	414,643
LIABILITIES	547,211	761,175	1,053,675
Current liabilities	244,711	136,932	218,446
Noncurrent liabilities	34,632	540,761	-
Equity	267,868	83,482	835,229
STATEMENT OF INCOME
Operating revenues	389,142	60,103	474,393
Operating costs and expenses	(340,718)	(13,771)	(316,356)
Financial results	637	(26,198)	2,588
Income tax and social contribution	(16,819)	(6,839)	(27,150)
Net income for the period	32,242	13,295	133,475
Total comprehensive income	32,242	13,295	133,475
STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	7,226	20,834	(156,553)
Cash flow s from investiment activities	(26,326)	420	144,123
Cash flow s from financing activities	29,374	(20,652)	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	10,274	602	(12,430)
Cash and cash equivalents at the beginning of the period	34,427	47,584	21,843
Cash and cash equivalents at the end of the period	44,701	48,186	9,413
CHANGE IN CASH AND CASH EQUIVALENTS	10,274	602	(12,430)

16.4      Joint ventures

Jointly controlled	Headquarters	Main activity	Equity + Afac	Percentage of share capital %		Book value of share capital
				Copel	Copel
Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment company	1,075,567	45.00	-	484,005
Costa Oeste Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	44,982	-	51.00	22,941
Marumbi Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	56,576	-	80.00	45,261
Transmissora Sul Brasileira de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	322,927	-	20.00	64,585
Caiuá Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	88,929	-	49.00	43,575
Integração Maranhense Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	181,227	-	49.00	88,801
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	Curitiba/PR	Transmission of electricity	203,573	-	49.00	99,751
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Curitiba/PR	Transmission of electricity	81,623	-	49.00	39,995
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	128,320	-	24.50	31,438
Mata de Santa Genebra Transmissão S.A. (a) - 16.4.1	Rio de Janeiro/RJ	Transmission of electricity	1	-	50.10	1
(a) Pre-operating stage

16.4.1     Mata de Santa Genebra Transmissão S.A.

The Company was set up on December 11, 2013. Furnas Centrais Elétricas S.A. has a 49.9% stake and Copel Geração e Transmissão S.A. has a 50.1% stake in it.

The purpose of the company is to implement and explore the enterprise consisting of electricity transmission facilities and other additional construction work, according to the Invitation to Bid at Auction 07/2013 held by Aneel (Brazilian Electricity Regulatory Agency), in the states of São Paulo and Paraná.

16.4.2     Main groups of assets, liabilities and results of joint ventures

03.31.2014	Dominó (a)	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra
ASSETS	1,101,884	75,732	60,601	559,580	199,810	348,544	812,369	489,704	130,288	1
Current assets	28,943	10,509	13,033	36,765	34,017	55,212	48,029	177,583	28,625	1
Cash and cash equivalents	7,996	10,379	13,009	20,945	22,529	37,934	43,662	175,759	27,919	1
Other current assets	20,947	130	24	15,820	11,488	17,278	4,367	1,824	706	-
Noncurrent assets	1,072,941	65,223	47,568	522,815	165,793	293,332	764,340	312,121	101,663	-
.
LIABILITIES	1,101,884	75,732	60,601	559,580	199,810	348,544	812,369	489,704	130,288	1
Current liabilities	26,317	10,066	2,550	38,398	21,793	18,949	594,029	403,088	1,790	-
Financial liabilities	-	-	-	8,703	6,556	11,794	581,570	398,483	-	-
Other current liabilities	26,317	10,066	2,550	29,695	15,237	7,155	12,459	4,605	1,790	-
Noncurrent liabilities	-	56,508	49,862	306,255	95,028	202,072	14,767	4,993	178	-
Financial liabilities	-	-	-	192,938	73,209	119,865	-	-	-	-
Advance for future capital increase	-	35,824	48,387	108,000	5,940	53,704	-	-	-	-
Other noncurrent liabilities	-	20,684	1,475	5,317	15,879	28,503	14,767	4,993	178	-
Equity	1,075,567	9,158	8,189	214,927	82,989	127,523	203,573	81,623	128,320	1
.
STATEMENT OF INCOME
Net operating income	-	18,654	16,327	42,576	38,018	32,832	203,394	106,834	45,718	-
Operating costs and expenses	(395)	(14,897)	(12,497)	(34,424)	(35,825)	(29,282)	(217,143)	(112,178)	(46,292)	-
Financial results	292	102	162	(3,900)	(1,090)	(1,830)	17,324	7,725	3,036	-
Equity in income of subsidiaries	36,451	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	(545)	(527)	(304)	(394)	(685)	-	-	-	-
Profit (loss) for the year	36,348	3,314	3,465	3,948	709	1,035	3,575	2,381	2,462	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive income for the period	36,348	3,314	3,465	3,948	709	1,035	3,575	2,381	2,462	-
(a) Balances adjusted to accounting practices

16.5      Associates

03.31.2014	Headquarters	Main activity	Equity + Afac	Percentage of share capital	Book value of share capital
Dona Francisca Energética S.A.	Agudo/RS	Electric Power	262,443	23.03	60,441
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Power	44,469	35.77	15,907
Carbocampel S.A.	Figueira/PR	Coal exploration	2,871	49.00	1,407
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric Power	2,400	30.00	720
Copel Amec S/C Ltda.- em liquidação	Curitiba/PR	Services	385	48.00	185
Escoelectric Ltda.	Curitiba/PR	Services	538	40.00	215
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	-	45.00	-
(a) Pre-operating stage
(b) Investment reduced to zero in 2013 due to the impairment tests

16.5.1     Main groups of assets, liabilities and results of associates

03.31.2014	Foz do Chopim	Dona Francisca (a)
ASSETS	46,519	286,465
Current assets	6,715	102,251
Noncurrent assets	39,804	184,214
LIABILITIES	46,519	286,465
Current liabilities	2,050	20,854
Noncurrent liabilities	-	3,168
Equity	44,469	262,443
STATEMENT OF INCOME
Net operating income	10,214	26,808
Operating costs and expenses	(2,100)	(14,001)
Financial income (expense)	57	2,085
Income tax and social contribution	(340)	(5,057)
Profit (loss) for the perios	7,831	9,835
Other comprehensive income	-	-
Total comprehensive income for the period	7,831	9,835
(a) Balances adjusted to accounting practices

16.6      Advance for future investment

16.6.1     São Bento Energia, Investimentos e Participações S.A

In November 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which controls GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession rights of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary for the investment, construction and operation of the abovementioned wind power generation enterprises held by the subsidiaries.

If the purchase is not completed, the seller is obliged to return the funds provided, which amount to R$ 77,886, adjusted by the variation of the National Prices Index – IGPM. The approvals by ANEEL and Cade were obtained, awaiting the completion of the procedure with BNDES.

In December 2013, the agreement of sale and purchase of 50.1% of the remaining shares of São Bento Energia, in the amount of R$ 109,500, was signed. Until March 31, 2014, R$ 112,056 had been paid referring to the adjusted value of the price negotiated and R$ 20,789 referring to reimbursement of the balance of cash acquired, as stipulated in the contract.

The contract can be terminated if the approvals from ANEEL, CADE and BNDES are not obtained, where seller is obliged to return the amounts contributed, adjusted by the variance of the Broad Consumer Prices Index - IPCA. Approvals by ANEEL and CADE have been obtained, pending the consent from BNDES.

16.6.2     Cutia Empreendimentos Eólicos SPE S.A. and other projects

Copel and Galvão Participações S.A. signed the purchase and sale agreement in December 2013 for 50.1% of the shares in the joint venture Cutia Empreendimentos Eólicos SPE S.A., and all of the 8 wind farms and complexes, all exclusively owned by the seller, for the amount of R$ 38,000.

On March 11, 2014 Cutia was bought, and the amount contributed to this enterprise until that date, of R$ 5,327, was paid as consideration for the business combination (NE 16.1).

On March 11, 2014 the sale of the other projects that were accounted for in the group of the Company's intangible assets in progress was also made. The amount contributed until that date, of R$ 18,210, was paid as consideration for the transaction.

17      Property, Plant and Equipment

17.1      PP&E by company

Consolidated		Accumulated			Accumulated
	Cost	depreciation	03.31.2014	Cost	depreciation	12.31.2013
In service
Copel	6	-	6	5	-	5
Copel Geração e Transmissão	12,485,580	(7,442,415)	5,043,165	12,483,418	(7,370,317)	5,113,101
Copel Telecomunicações	507,710	(317,797)	189,913	504,115	(312,251)	191,864
Elejor	594,969	(145,167)	449,802	594,856	(140,657)	454,199
UEG Araucária	686,029	(272,178)	413,851	685,801	(263,587)	422,214
Cutia	19	(16)	3	-	-	-
	14,274,313	(8,177,573)	6,096,740	14,268,195	(8,086,812)	6,181,383
In progress
Copel	27	-	27	24	-	24
Copel Geração e Transmissão	1,572,232	-	1,572,232	1,475,079	-	1,475,079
Copel Telecomunicações	189,395	-	189,395	174,113	-	174,113
Elejor	13,411	-	13,411	13,292	-	13,292
UEG Araucária	404	-	404	478	-	478
Nova Asa Branca I	23,224	-	23,224	14,184	-	14,184
Nova Asa Branca II	21,442	-	21,442	12,135	-	12,135
Nova Asa Branca III	53,600	-	53,600	13,124	-	13,124
Nova Eurus IV	18,848	-	18,848	12,496	-	12,496
Santa Maria	36,303	-	36,303	36,013	-	36,013
Santa Helena	47,511	-	47,511	39,432	-	39,432
Ventos de Santo Uriel	16,438	-	16,438	11,894	-	11,894
	1,992,835	-	1,992,835	1,802,264	-	1,802,264
Special liabilities
Copel Geração e Transmissão	(15)	-	(15)	(15)	-	(15)
	(15)	-	(15)	(15)	-	(15)
	16,267,133	(8,177,573)	8,089,560	16,070,444	(8,086,812)	7,983,632

17.2      Asset by type of account – in service and in progress

Consolidated		Accumulated			Accumulated
	Cost	depreciation	03.31.2014	Cost	depreciation	12.31.2013
In service
Reservoirs, dams and aqueducts	7,618,902	(4,530,618)	3,088,284	7,618,902	(4,493,402)	3,125,500
Machinery and equipment	4,798,898	(2,594,345)	2,204,553	4,793,335	(2,551,632)	2,241,703
Buildings	1,519,715	(1,005,606)	514,109	1,519,516	(997,021)	522,495
Land	263,620	(3,164)	260,456	263,620	(2,481)	261,139
Vehicles	61,060	(35,354)	25,706	60,833	(33,884)	26,949
Furniture and tools	12,118	(8,486)	3,632	11,989	(8,392)	3,597
	14,274,313	(8,177,573)	6,096,740	14,268,195	(8,086,812)	6,181,383
In progress	1,992,835	-	1,992,835	1,802,264	-	1,802,264
Special liabilities	(15)	-	(15)	(15)	-	(15)
	16,267,133	(8,177,573)	8,089,560	16,070,444	(8,086,812)	7,983,632

17.3      Changes in Property, Plant and Equipment

Consolidated	In service	In progress	Total
Balance as of January 1, 2014	6,181,383	1,802,249	7,983,632
1st consolidation effect - subsidiaries (Note 16.1)	3	-	3
Investment program paid	-	182,806	182,806
Provision for contingences	-	10,596	10,596
Financial charges transferred to w orks cost	-	4,118	4,118
Fixed assets for projects	6,940	(6,940)	-
Transfers of accounts receivable related to the concession	(31)	-	(31)
Depreciation quotas to profit and loss	(91,252)	-	(91,252)
Depreciation quotas - Pasep/Cofins credits	(209)	-	(209)
Write off	(94)	(9)	(103)
Balance as of March 31, 2014	6,096,740	1,992,820	8,089,560

17.4      Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$ 1,041,155, in December 2013 was released the amount of R$ 840,106 as note 21.5.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$ 129.58/MWh as of December 31, 2013. A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The expenditures in this venture on March 31, 2014 totaled R$ 1,441,973.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric  Power Plant amounted to R$ 211,378 as of March 31, 2014.

17.5      Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The power stations that are currently under study are Jatobá, with 2,338 MW, and São Luiz do Tapajós, the larger station, with 6,133 MW, both on the Tapajós River. In the future the Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW) power stations on the Jamanxim River will be studied.

The expenditures on this project on March 31, 2014 totaled R$ 11,276.

17.6      Consórcio Empreendedor Baixo Iguaçu

On August 27, 2013 Copel Geração e Transmissão entered into a consortium with Geração Céu Azul S.A., with ownership percentage of 30% and 70%, respectively, to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Rio Iguaçu, between the municipalities of Capanema and Capitão Leônidas Marques, and between UPP Governador José Richa and the Iguaçu National Park, in Paraná State, which runs on 3 Kaplan turbines. This consortium was named "Consórcio Empreendedor Baixo Iguaçu" - CEBI.

The Consortium Member Agreement stipulated that Copel Geração e Transmissão will carry out the Proprietary Engineering services for CEBI, the value of this activity was set at R$ 15,392, which will be considered as a contribution from Copel Geração e Transmissão to the consortium.

As of March 31, 2014 the expenses incurred on this venture amounted to R$ 651.

18      Intangible Asset

Consolidated	Concession		Concession		Right to use
	and autorization rights		contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (a)	cost	amortization (a)	cost	amortization (b)	Other	03.31.2014
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	16,779	(1,012)	17,734	(6,761)	43	26,783
Copel Distribuição	-	-	3,642,089	(3,310,355)	-	-	-	331,734
Copel Distribuição-obrig. especiais	-	-	(327,359)	268,379	-	-	-	(58,980)
Copel Telecomunicações	-	-	-	-	22,650	(10,242)	-	12,408
Compagás	-	-	245,322	(105,835)	5,221	(3,426)	-	141,282
Elejor	-	-	263,920	(71,336)	-	-	3,509	196,093
UEG Araucária	-	-	-	-	380	(221)	-	159
Concession Right - Elejor	22,626	(6,035)	-	-	-	-	-	16,591
Autorization Right - Cutia (18.1)	8,712	-	-	-	-	-	-	8,712
Autorization Right - Nova Asa I	51,659	-	-	-	-	-	-	51,659
Autorization Right - Nova Asa II	51,745	-	-	-	-	-	-	51,745
Autorization Right - Nova Asa III	49,948	-	-	-	-	-	-	49,948
Autorization Right - Nova Eurus IV	53,154	-	-	-	-	-	-	53,154
Autorization Right - S. Maria	26,813	-	-	-	-	-	-	26,813
Autorization Right - S. Helena	28,955	-	-	-	-	-	-	28,955
Autorization Right - Ventos S. Uriel	13,445	-	-	-	-	-	-	13,445
	307,057	(6,035)	3,840,751	(3,220,159)	45,985	(20,650)	3,552	950,501
Assets with indefinite useful life
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	307,057	(6,035)	3,840,751	(3,220,159)	45,985	(20,650)	3,573	950,522
In progress
Copel	-	-	-	-	-	-	908	908
Copel (c)	-	-	-	-	-	-	29,815	29,815
Copel Geração e Transmissão	-	-	17,914	-	2,202	-	2,708	22,824
Copel Distribuição	-	-	1,173,759	-	-	-	-	1,173,759
Copel Distribuição-obrig. especiais	-		(153,951)	-	-	-	-	(153,951)
Copel Telecomunicações	-	-	-	-	1,959	-	85	2,044
Compagás	-	-	91,301	-	-	-	-	91,301
Cutia (c)	-	-	-	-	-	-	11,417	11,417
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	46	46
Nova Asa Branca III	-	-	-	-	-	-	211	211
Nova Eurus IV	-	-	-	-	-	-	42	42
Santa Maria	-	-	-	-	-	-	443	443
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,129,023	-	4,161	-	45,813	1,178,997
								2,129,519
(a) Amortization over the concession period (b) Annual amortization rate: 20% (c) Refers to projects of w ind sources

Consolidated	Concession		Concession		Right to use
	and autorization rights		contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (a)	cost	amortization (a)	cost	amortization (a)	Other	12.31.2013
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	15,884	(732)	17,734	(6,108)	43	26,821
Copel Distribuição	-	-	3,664,119	(3,269,508)	-	-	-	394,611
Copel Distribuição-obrig. especiais	-	-	(326,007)	256,417	-	-	-	(69,590)
Copel Telecomunicações	-	-	-	-	22,386	(9,280)	-	13,106
Compagás	-	-	239,239	(101,937)	5,221	(3,296)	-	139,227
Elejor	-	-	263,920	(69,141)	-	-	6,286	201,065
UEG Araucária	-	-	-	-	373	(206)	-	167
Concession Right - Elejor	22,626	(5,847)	-	-	-	-	-	16,779
Autorization Right - Cutia (18.1)	5,809	-	-	-	-	-	-	5,809
Autorization Right - Nova Asa I	51,659	-	-	-	-	-	-	51,659
Autorization Right - Nova Asa II	51,745	-	-	-	-	-	-	51,745
Autorization Right - Nova Asa III	49,948	-	-	-	-	-	-	49,948
Autorization Right - Nova Eurus IV	53,154	-	-	-	-	-	-	53,154
Autorization Right - S. Maria	26,813	-	-	-	-	-	-	26,813
Autorization Right - S. Helena	28,955	-	-	-	-	-	-	28,955
Autorization Right - Ventos S. Uriel	13,445	-	-	-	-	-	-	13,445
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,329	1,003,714
Assets with indefinite useful life
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,350	1,003,735
In progress
Copel Geração e Transmissão	-	-	17,209	-	1,940	-	2,531	21,680
Copel Distribuição	-	-	1,091,217	-	-	-	-	1,091,217
Copel Distribuição-obrig. especiais	-		(154,965)	-	-	-	-	(154,965)
Copel Telecomunicações	-	-	-	-	2,032	-	85	2,117
Compagás	-	-	70,716	-	-	-	-	70,716
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	44	44
Nova Asa Branca III	-	-	-	-	-	-	190	190
Nova Eurus IV	-	-	-	-	-	-	42	42
Santa Maria	-	-	-	-	-	-	447	447
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,024,177	-	3,972	-	3,477	1,031,626
								2,035,361

18.1      Changes in intangible assets

The acquisition in 2011 of 49.9% of Cutia's shares generated an authorization right of R$ 5,809 and the acquisition of 50.1% of the shares (in 2014, note 16.1) generated an authorization right of R$ 2,903, totaling R$ 8,712, which will be amortized during the authorization period from the date the enterprise starts its business operations, which is expected for January 1, 2015, according to Aneel's authorizing resolutions. The wind farms are authorized for 30 years, as from the date that the authorizing resolutions were published on the Federal Register, on January 5, 2012.

18.2      Changes in intangible assets

	Concession contracts				Concession	Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	progress	rights	service	progress	Consolidated
Balance as of January 1, 2014	741,844	1,179,142	(69,590)	(154,965)	298,307	33,174	7,449	2,035,361
1st consolidation effect - subsidiaries (Note 16.1)	-	-	-	-	-	-	11,385	11,385
Investment program	-	255,271	-	-	2,903	-	12,369	270,543
Customers' financial participation	-	-	-	(24,886)	-	-	-	(24,886)
Aneel concession - use of public assets	-	1,600	-	-	-	-	-	1,600
Transfer to investments (16.2)	-	-	-	-	-	-	18,210	18,210
Transfers to accounts receivable related to the concession (9.1)	-	(137,896)	-	24,548	-	-	-	(113,348)
Transfers to intangible assets in service	14,922	(14,922)	(1,352)	1,352	-	(561)	561	-
Amortization of quotas - concession and autorization	(72,126)	-	11,355	-	(188)	(1,761)	-	(62,720)
Amortization of quotas - Pasep/Cofins credits	(3,516)	-	607	-	-	-	-	(2,909)
Write off	(1,552)	(221)	-	-	-	-	-	(1,773)
Adjustments to financial assets classified as available for sale	-	-	-	-	-	(1,944)	-	(1,944)
Balance as of March 31, 2014	679,572	1,282,974	(58,980)	(153,951)	301,022	28,908	49,974	2,129,519

19      Payroll, Social Charges and Accruals

Consolidated	03.31.2014	12.31.2013
Social security liabilities
Taxes and social contribution	26,000	39,115
Social security charges on paid vacation and 13th salary	27,659	30,008
	53,659	69,123
Labor liabilities
Payroll, net	2,292	2,524
Vacation	80,945	84,071
Profit sharing	80,048	80,048
Profit sharing for the period	13,659	-
Voluntary redundancy	3,079	3,871
Assignments to third parties	57	48
	180,080	170,562
	233,739	239,685

20      Suppliers

Consolidated		03.31.2014	12.31.2013
Energy supplies (20.1)		1,219,876	581,968
Materials and supplies		421,681	373,195
Charges for use of grid system		56,500	72,151
Natural gas for resale		214,170	51,502
Natural gas and supplies for the gas business - renegotiation Petrobras		48,813	63,544
		1,961,040	1,142,360
	Current	1,916,136	1,092,239
	Noncurrent	44,904	50,121

20.1      Energy supplies

From balance presented on Marc 31, 2014, the amount of R$ 781,965 refers to the provision of power purchase in. Of this amount, R$ 502,065 was paid on April 28,2014.

20.2      Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

.	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2007	2007 to 2014	37.49	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	52.05	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	45.01	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	53.96	12.14.2006	104.74
8th Auction- Product 2010 Q5	2010 to 2014	0.01	11.30.2009	99.14
8th Auction- Product 2010 D5	2010 to 2014	0.012	11.30.2009	80.00
10th Auction- Product 2012 Q3	2012 to 2014	15.598	11.30.2011	79.99
12th Auction-Product 2014 12M	2014 to 2014	328.906	12.17.2013	191.41
12th Auction-Product 2014 18M	01/2014 to 06/2015	19.488	12.17.2013	165.20
12th Auction-Product 2014 36M	2014 to 2016	162.862	12.17.2013	149.99
		715.39
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	25.10	12.16.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	40.88	12.16.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	69.87	12.16.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	65.01	12.16.2005	121.81
3th Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3th Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	9.89	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	110.96	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.15	08.27.2009	144.60
		624.96
Structuring projects auction
Santo Antonio	2012 to 2041	97.10	12.10.2007	78.87
Jirau	2013 to 2042	210.42	05.19.2008	71.37
		307.52

21      Loans and Financing

Consolidated			Current liabilities		Noncurrent liabilities
	Principal	Charges	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Foreign currency
STN (21.1)	1,516	1,258	2,774	2,154	60,532	62,661
Eletrobrás	7	-	7	7	-	-
	1,523	1,258	2,781	2,161	60,532	62,661
Local currency
Banco do Brasil (21.2)	384,534	52,181	436,715	716,067	1,129,680	886,893
Eletrobrás (21.3)	49,474	6	49,480	49,329	118,311	130,427
Finep (21.4)	6,929	67	6,996	6,935	31,604	33,622
BNDES (21.5)	19,604	12,103	31,707	20,776	1,099,310	1,104,333
Banco do Brasil
Transfer BNDES (21.6)	11,369	452	11,821	11,838	145,900	148,742
Banco do Brasil (21.7)	150,000	4,118	154,118	150,000	-	-
	621,910	68,927	690,837	954,945	2,524,805	2,304,017
	623,433	70,185	693,618	957,106	2,585,337	2,366,678

Parent Company			Current liabilities		Noncurrent liabilities
	Principal	Charges	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Foreign currency
STN (21.1)	1,516	1,258	2,774	2,154	60,532	62,661
Local currency
Banco do Brasil (21.2)	268,919	8,899	277,818	560,647	623,751	394,091
	270,435	10,157	280,592	562,801	684,283	456,752

21.1 Department of the National Treasury - STN

	Number of	Final		Annual rate p.y.		Consolidated
Type of bonus	installment	maturity	Amortization	(interest + com mission)	Principal	03.31.2014	12.31.2013
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	1,572	1,595
Par Bond	1	04.11.2024	Single installment	8.0% + 0.20%	17,315	25,067	37,385
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	36,667	25,835
						63,306	64,815
					Current	2,774	2,154
				Noncurrent		60,532	62,661
Company: Copel

Issue Date: 05.20.1998

Collateral:
Company s centralized revenues account. For the Discount and Par Bonds, there are collateral deposits of R$ 18,765 and R$ 25,764 as of March 31, 2014 (R$ 18,700 and R$ 26,671 as of December 31, 2013), respectively (Note 6.1).

Note:
The restructuring of medium and long-term debt in connection w ith the financing received under Law nº 4,131/62.

21.2      Banco do Brasil S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	03.31.2014	12.31.2013
Law 8.727/93 (a)	03.30.1994	240	03.01.2014	TJLP and IGP-M + 5.098%	28,178	-	66
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	319,042	311,286
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	189,398	184,735
CCB 21/11062X (d)	08.26.2013	3	07.27.2018	106.0% of average rate of CDI	151,000	156,386	152,135
NC 330600129 (e)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	-	30,156
NC 330600132 (f)	02.28.2007	1	02.28.2014	107.8% of average rate of CDI	231,000	230,849	238,591
NC 330600151 (g)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,293	18,718
NC 330600156 (h)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	14,464	14,821
NC 330600157 (i)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	37,538	38,439
NC 330600609 (j)	08.19.2011	3	07.21.2016	109.41% of average rate of CDI	600,000	600,425	614,013
						1,566,395	1,602,960
					Current	436,715	716,067
				Noncurrent		1,129,680	886,893
Company:
Copel Distribuição: (a) (b) (c) (d)
Copel: (e) (f) (g) (h) (i) (j)

Annual installm ent
Along w ith the interest in proportion to the installments, the first amount of R$ 116,666, maturing on 08.25.2013 and others of R$ 116,667, maturing on 07.11.2014 and 08.15.2015: (b)
Together w ith the data is the interest accrued on the installments, in the amount of R$ 50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018: (d)
The first amount of R$ 200,000, maturing on 07.21.2014 and other on 07.21.2015 and 07.21.2016: (j)

Destination:
Private Credit Assignment Agreement w ith the Federal Government: (a)
Working capital: (b) (c) (d)
Only purpose of paying the debts: (e) (f) (g) (h) (i) (j)

Collateral:
Copel s accounts receivable: (a)
Pledge until 360 days: (b) (c)
Assignment of receivables: (d)

Note:
On 02.28.2014, the additive correction and ratification of the NC 330600132 extended the maturity and changed the form of payment and financial charges. (f)

21.3      Eletrobras - Centrais Elétricas Brasileiras S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	03.31.2014	12.31.2013
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	75,366	83,362
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	13	12
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	359	376
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	137	142
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	173	179
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	74	77
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	46	47
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	2,570	2,846
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	16,375	17,286
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	57,130	59,357
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	14,387	14,798
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	1,161	1,274
						167,791	179,756
					Current	49,480	49,329
					Noncurrent	118,311	130,427
Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa:(l)

Collateral:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

Note:
Final Grace Period: 12.30.2012 (k)

21.4      Finep

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	03.31.2014	12.31.2013
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	860	1,147
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	410	547
21120105-00 (c)	05.17.2012	81	10.15.2020	4.0%	35,095	20,700	21,223
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	16,630	17,640
						38,600	40,557
					Current	6,996	6,935
					Noncurrent	31,604	33,622
Company:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)

Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB): (c)

Collateral:
Withhold the amounts from the checking account in w hich revenues are deposited: (a) (b) (c)

Note:
In replacement to the contract 2100567-00, signed on November 29, 2010. Credit of R$ 52,198 to be offered in six parcels.
In contrast, the financed commits to participate in the costs of preparation w ith the minimum value of R$ 8,324.
Were released three parcels, totaling R$ 38,471 of this amount, R$ 12,664 w as released in 2013.
The maturity of the 1st installment w as February 15, 2014. (c)

21.5      BNDES

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Contracts	Date	installm ent	initial	final	(interest + com mission)	Principal	03.31.2014	12.31.2013
820989.1 (a)	03.17.2009	179	03.15.2013	01.15.2028	1.63% above TJLP	169,500	157,693	160,572
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% above TJLP	42,433	36,731	37,484
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% above TJLP	2,290	1,982	2,022
1220768.1 (d)	09.28.2012	192	08.15.2013	07.15.2029	1.36% above TJLP	73,122	66,178	67,259
13211061 (e)	12.04.2013	192	11.15.2015	10.15.2031	1.49% above TJLP	1,041,155	850,691	840,106
13210331 (f)	12.03.2013	168	09.15.2014	08.15.2028	1.49% and 1.89% above TJLP	17,644	17,742	17,666
							1,131,017	1,125,109
						Current	31,707	20,776
						Noncurrent	1,099,310	1,104,333
Company:
Copel Geração e Transmissão
Financial charges:
It w ill be paid monthly after the first payment of the principal amount.
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system: (a)
Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)
Implementation of Cavernoso II SHP: (d)
Implementation of HPP Colíder and associated transmission system: (e)
Implementation of the 230/138kV Cerquilho III Substation: (f)
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market ( Contracts for the Sale of Energy in the Regulated Environment or CCEARs) in connection w ith this project (a) and (d)
Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010), by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)
Statutory assignment of the rights under Concession Agreement 01/2011MME-UHE Colíder and statutory assignment under the electricity purchase and sale agreement (CCVEE) betw een Copel and Sadia S.A.: (e)
Statutory assignment of the rights under Public Electricity Transmission Service Concession Agreement 015/2010-ANEEL, betw een Copel and the federal government: (f)

21.6      Banco do Brasil - Distribution of Funds from BNDES

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Contracts	Date	installment	initial	final	(interest + commission)	Principal	03.31.2014	12.31.2013
21/02000-0	04.16.2009	179	02.15.2012 01.15.2028		2.13% above TJLP	169,500	157,721	160,580
							157,721	160,580
						Current	11,821	11,838
						Noncurrent	145,900	148,742
Company:
Copel Geração e Transmissão
Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market ( Contracts for the Sale of Energy in the Regulated Environment or CCEARs) in connection w ith this project

21.7      Promissory notes – Wind Power

	Issue	Single	Annual rate p.y.		Consolidated
Company	Date	Maturity	(interest + commission)	Principal	03.31.2014	12.31.2013
Nova Asa Branca I (a)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	22,000	22,604	22,000
Nova Asa Branca II (a)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	22,000	22,604	22,000
Nova Asa Branca III (a)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	22,000	22,604	22,000
Nova Eurus IV (a)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	22,000	22,604	22,000
Santa Maria (b)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	25,000	25,686	25,000
Santa Helena (c)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	24,000	24,659	24,000
Ventos de Santo Uriel (d)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	13,000	13,357	13,000
					154,118	150,000
Characteristics:
Promissory notes issued in the follow ing manner: Four notes issued w ith unit values of R$5,500 (a);
five notes issued w ith unit values of R$5,000 (b); six notes issued w ith unit values of R$4,000 (c);
and thirteen notes issued w ith unit values of R$1,000 (d)
Financial charges:
Interest paid entirely upon maturity.
Destination:
Guarantee funds for the investment program w ith the construction of w ind pow er plants.
Collaterals:
Personal guarante
Guarantor:
Copel
Trustee:
C&D Distribuidora de Títulos e Valores Mobilíarios S.A.

21.8      Breakdown of loans and financing by currency and index

Index and change in foreign currencies		Consolidated
accum ulated in the period (%)		03.31.2014%		12.31.2013%
Foreign currency
U.S. Dolar	(3.40)	63,313	1.93	64,822	1.95
		63,313	1.93	64,822	1.95
Local currency
TJLP	5.00	1,290,008	39.34	1,308,607	39.37
IGP-M	2.55	-	-	65	-
Ufir	0.00	92,425	2.82	96,394	2.90
Finel	0.17	75,366	2.30	83,361	2.51
CDI	1.70	1,720,513	52.47	1,752,895	52.74
TR	0.19	16,630	0.51	-	-
Without indexer	-	20,700	0.63	17,640	0.53
		3,215,642	98.07	3,258,962	98.05
		3,278,955	100.00	3,323,784	100.00
	Current	693,618		957,106
	Noncurrent	2,585,337		2,366,678

21.9      Maturity of noncurrent installments

		Parent Company				Consolidated
	Foreign	Local		Foreign	Local
03.31.2014	currency	currency	Total	currency	currency	Total
2015	-	197,397	197,397	-	447,381	447,381
2016	-	197,397	197,397	-	482,903	482,903
2017	-	76,319	76,319	-	227,425	227,425
2018	-	76,319	76,319	-	226,829	226,829
2019	-	76,319	76,319	-	172,780	172,780
After 2020	60,532	-	60,532	60,532	967,487	1,028,019
	60,532	623,751	684,283	60,532	2,524,805	2,585,337

21.10    Changes in loans and financing

	Foreign currency			Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2014	2,161	62,661	954,945	2,304,017	3,323,784
Charges	716	-	57,209	11,402	69,327
Monetary and exchange variations	(96)	(2,129)	141	(394)	(2,478)
Transfers	-	-	(209,780)	209,780	-
Amortization - principal	-	-	(46,415)	-	(46,415)
Amortization - interest	-	-	(65,263)	-	(65,263)
Balance as of March 31, 2014	2,781	60,532	690,837	2,524,805	3,278,955

21.11    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contracted loans which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts and/or fines.

At March 31, 2014 all contractual covenants had been complied with.

22      Debentures

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Debentures	Date	installm ent	initial	final	(interest)	Principal	03.31.2014	12.31.2013
1st issue (a)	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,042,382	1,015,389
2nd issue (b)	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	182,436	192,556
1st issue (c)	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	29,644	-
							1,254,462	1,207,945
						Current	84,341	57,462
						Noncurrent	1,170,121	1,150,483
Company:
Copel Distribuição: (a)
Elejor: (b)
Compagas: (c)
Characteristics:
Simple debentures, single series, unconvertible, unsecured debenture, w as approved for public offering under restricted placement efforts, pursuant to CVM Instruction number 476, in the minimum amount of R$ 1,000,000 (a) and R$ 203,000 (b) 100,000 (a) and 20.300 (b) notes w ere issued w ith a unit value of R$ 10.
Simple floating debentures, issued privately in a single series and not convertible into shares, in the amount of R$62,626 (c)
Securities w orth R$1 per unit w ere issued in the quantity of: 62,626 (c)
The debentures' unit values w ill not be adjusted for inflation: (a) (b) e (c)
Finance charges:
Interest paid half-yearly in April and October: (a)
Interest paid monthly: (b)
Interest paid quarterly in March, June, September and December: (c)
Allocation:
Working capital or used to make investments in the issuer: (a)
Full settlement of the loan agreement w ith Copel: (b)
Fund investment plan of the issuer: (c)
Collaterals:
Personal guarantee (a) and (b)
Floating: (c)
Guarantor:
Copel: (a)
Copel, na proporção de 70% e Paineira Participações S.A., na proporção de 30%: (b)
Compagas: (c)
Trustee:
C&D Distribuidora de Títulos e Valores Mobilíarios S.A.: (a) e (b)
BNDES Participações S.A. - BNDESPAR: (c)

22.1      Changes in debentures

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2014	57,462	1,150,483	1,207,945
Funding	-	29,374	29,374
Charges	31,571	740	32,311
Transfers	10,476	(10,476)	-
Amortization - principal	(10,152)	-	(10,152)
Amortization - interest and variation	(5,016)	-	(5,016)
Balance as of March 31, 2014	84,341	1,170,121	1,254,462

22.2      Contracts with clauses for anticipated maturity

Copel Distribuição and Elejor issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may allow early call of the debentures.

At March 31, 2014 all contractual covenants had been complied with.

23      Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

23.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Defined Contribution Plan - CD.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

23.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23.3      Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below

			Parent Company		Consolidated
		03.31.2014	12.31.2013	03.31.2014	12.31.2013
Pension plan		2	2	28	5
Healthcare plan		16,671	2,169	984,982	967,227
		16,673	2,171	985,010	967,232
	Current	2	2	31,682	29,983
	Noncurrent	16,671	2,169	953,328	937,249

The amounts recognized in the statement of income are shown below:

.		Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Pension plan (CD)	1,511	-	13,201	14,513
Pension plan (CD) - management	97	92	215	111
Healthcare plan - post employment	73	-	25,526	17,780
Healthcare plan	780	-	10,442	9,704
Healthcare plan - management	19	23	33	26
	2,480	115	49,417	42,134

23.4      Changes in the post-employment benefits

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
Balance as of January 1, 2014	29,983	937,249	967,232
Appropriation of actuarial calculation	-	25,527	25,527
Pension and healthcare contributions	28,312	-	28,312
Transfers	9,448	(9,448)	-
Amortizations	(36,061)	-	(36,061)
Balance as of March 31, 2014	31,682	953,328	985,010

23.5      Actuarial valuation pursuant to CPC 33 (R1)

The Company, in compliance with the CPC 33 (R1), opts to prepare the actuarial report annually.

The information prepared in compliance with the Actuarial Assessment Report is included in Note 23 to the financial statements as of December 31, 2013.

24      Customer Charges Due

Consolidated	03.31.2014	12.31.2013
Global Reversal Reserve (RGR)	22,420	31,652
Energy Development Account (CDE)	11,709	6,342
	34,129	37,994

25      Research and Development and Energy Efficiency

25.1      Balance recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	03.31.2014	12.31.2013
Research and Developm ent - R&D
FNDCT (a)	-	5,914	-	5,914	3,771
MME	-	2,957	-	2,957	1,887
R&D	31,860	-	150,937	182,797	171,928
	31,860	8,871	150,937	191,668	177,586
Energy efficiency program - EEP	45,061	-	66,763	111,824	104,995
	76,921	8,871	217,700	303,492	282,581
			Current	130,725	127,860
			Noncurrent	172,767	154,721
(a) National Fund for Scientific and Technological Development

25.2      Changes in balances for R&D and EEP

	FNDCT	MME		R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Consolidated
Balance as of January 1, 2014	3,771	1,887	46,956	124,972	75,246	29,749	282,581
Additions	8,065	4,032	2,104	5,961	-	7,032	27,194
Performance agreement	-	-	-	-	-	222	222
Selic interest rate	-	-	40	3,368	-	1,463	4,871
Payments	(5,922)	(2,962)	-	-	-	-	(8,884)
Concluded projects	-	-	(604)	-	(1,888)	-	(2,492)
Balance as of March 31, 2014	5,914	2,957	48,496	134,301	73,358	38,466	303,492

26      Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP).

Consolidated					Current		Noncurrent
	Grants	Signature	Final	03.31.2014	12.31.2013	03.31.2014	12.31.2013
HHP Mauá (a)	06.29.2007	07.03.2007	07.2042	934	913	12,837	12,612
HHP Colider (b)	12.29.2010	01.17.2011	01.2046	484	118	17,430	17,091
SHP Cavernoso (c)	07.11.2013	07.11.2013	07.2018	36	35	96	101
SHP Apucaraninha (d)	07.11.2013	07.11.2013	07.2018	252	247	674	702
SHP Chopim I (e)	07.11.2013	07.11.2013	07.2015	56	55	15	26
SHP Chaminé (f)	07.11.2013	07.11.2013	07.2018	435	427	1,164	1,214
SHP Drifting Rio Jordão (g)	07.11.2013	02.24.2014	02.2019	216	-	672
Fundão Santa Clara Hydroelectric
Energy Complex (g)	10.23.2001	10.25.2001	10.2036	49,686	49,686	398,515	388,547
				52,099	51,481	431,403	420,293
Company:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f) (g)
Elejor: (h)

Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return:
5,65% p.y. (a)
7,74% p.y. (b) (c) (d) (e) (f) (g)
11,00% p.y. (h)

Payment to the federal governm ent:
Monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement number 001/07: (a)
Monthly installments equivalent to 1/12 of the proposed annual payment of R$1,256, as from the date the hydroelectric power plant starts operations, according to clause six of Concession Agreement number 001/11: (b)
Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause fifth of Concession Agreement number 001/07,for a period of five years: (c) (d) (e) (f) (g)
Monthly installments equivalent to 1/12 of the proposed annual payment of R$19,000, from the sixth to the thirty-fifth year of concession or w hile the hydroelectric resources are being explored, according to the bid approval document and clause six of Concession Agreement number 125/01: (h)

Annual adjustment of installm ents for inflation:
Variation IPCA: (a) (b) (c) (d) (e) (f) (g)
Variation IGP-M: (h)

26.1      Change in Accounts Payable related to concession - Use of Public Property

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
Balance as of January 1, 2014	51,481	420,293	471,774
Aneel concession - use of public assets	215	1,385	1,600
Transfers from non-current to current liabilities	13,262	(13,262)	-
Payments	(12,859)	-	(12,859)
Monetary variation	-	22,987	22,987
Balance as of March 31, 2014	52,099	431,403	483,502

27      Other Accounts Payable

Consolidated		03.31.2014	12.31.2013
Reimbursements to customer contributions		27,421	19,428
Public lighting fee collected		25,108	21,489
Financial compensation for use of w ater resources		22,768	22,952
Customers		17,413	18,745
Pledges in guarantee		16,164	14,286
Consortium partners		3,003	3,003
Other liabilities		62,452	37,341
		174,329	137,244
	Current	174,099	137,011
	Noncurrent	230	233

28      Provision for Contingencies

28.1      Lawsuits with Likelihood of Losses deemed as probable

The Company and its subsidiaries are party to several claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

					Additions to Property,
Consolidated	Balance as of			Construction	Plant and Equipment		Balance as of
	January 1, 2014	Additions	(-) Reversals	cost	in progress	Discharges	March 31, 2014
Tax (28.1.1)
Cofins (a)	243,131	-	-	-	-	-	243,131
Others taxes	44,108	603	-	-	-	-	44,711
	287,239	603	-	-	-	-	287,842
Labor	196,054	8,658	(394)	-	-	(748)	203,570
Employee benefits	94,809	8,404	-	-	-	(7,034)	96,179
Civil (28.1.2)
Suppliers (a)	64,775	-	(1,360)	-	-	-	63,415
Civil and administrative law (b)	197,838	12,375	-	-	-	(1,176)	209,037
Easements	10,639	3,122	-	-	-	(5)	13,756
Condemnation and real estate (c)	353,461	13,712	-	256	10,596	(280)	377,745
Customers	9,633	303	-	-	-	-	9,936
	636,346	29,512	(1,360)	256	10,596	(1,461)	673,889
Environmental claims	211	9	-	-	-	-	220
Regulatory (28.1.3)	51,468	765	-	-	-	-	52,233
	1,266,127	47,951	(1,754)	256	10,596	(9,243)	1,313,933

	Balance as of		Balance as of
Parent Company	January 1, 2014	Additions	March 31, 2014
Tax (28.1.1)
Cofins (a)	243,131	-	243,131
Outras	22,016	76	22,092
	265,147	76	265,223
Civil	390	296	686
Regulatory	12,310	-	12,310
	277,847	372	278,219

28.1.1     Tax claims

a)    Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from August 1995 to December 1996, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

Given the opinion of the federal tax authorities, the lack of case law precedent, the complexity and specifics of both facts and legal matter involved, the principal of R$ 48,814 was rated as a probable loss and the interest and fine are subject to another proceeding (11453.720001/20011-23) and at March 31, 2014 amount to R$ 125,544, was classified as a possible risk of defeat, as the cases of defense are different for the principal and the charges.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from October 1998 to June 2001, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

Given the lack of law precedent, the complexity and specifics of both facts and legal matter involved, the principal of R$ 194,317 was rated as a probable loss and the interest and fine on said tax liability at March 31, 2014 amount to R$ 643,716, was classified as a possible risk of defeat, as the cases of defense are different for the principal and the charges.

28.1.2     Civil claims

a)    Suppliers

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of an arbitration proceeding with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue instalment values, as well as cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts monetary adjusted to March 31, 2014, which amounts to R$ 89,025. Of this amount, R$ 25,610 has been recorded to suppliers.

The judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,372 to the enforcement creditors on 04.12.2012, via a bank guarantee. The matter is still under consideration since it is appealed by Copel and by the Consórcio Salto Natal.

b)    Civil and administrative claims

Tradener Ltda.

Lawsuits involving Tradener Ltda, where it is reported that it signed a contract for sale of power, with Copel on December 1, 1998 in which the plaintiff undertook to “sell” under the best conditions to Copel, all the surplus of purchase and all the surplus of assured power with the effective prices, quantities and conditions to be stipulated in the agreements for purchase and sale of electric power.

Aiming at a declaration of nullity of this contract the following lawsuits were filed:

- Popular Action (case record 37879/0000 of the 1st Court of the Public Treasury of Curitiba)

- Popular Action (case record 720/2001 of the 1st Court of the Public Treasury of Curitiba)

- Popular Civil Action (case record 421/2003 of the 2nd Court of the Public Treasury of Curitiba)

- Nullifying Declaratory Action (case record 1583/2005 of the 1st Court of the Public Treasury of Curitiba)

- Nullifying Declaratory and Condemnatory Action  (case record 0000659-69.2006.8.16.0004 of the 2nd Court of the Public Treasury of Curitiba)

In the above lawsuits values were not discussed, only the validity or otherwise of the contract of sale entered into between Tradener and Copel and of the contracts for sale of electricity in which Tradener figured as broker. The possibility of annulment of the contracts is remote considering decisions already handed down in some of the processes above.

In light of an injunction issued in case record 421/2003 of the Public Civil Action, the execution of the contract was suspended, however, recently there was the revocation of the injunction. Accordingly, Tradener filed the following lawsuits for collection, aiming at receiving its commissions:

- case record 0005990-22.2012.8.16.0004 - 1st Court of the Treasury of Curitiba - In this lawsuit, the principal amount of R$ 45,145 was considered likely as the charging of monetary restatement in the amount of R$ 20,847 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this adjustment would not be charged, and it is classified as possible.

- case record 05550-26.2012.8.16.0004 - 4th Court of the Treasury of Curitiba - In this lawsuit, the principal amount of R$ 22,697 was considered likely as the charging of monetary restatement in the amount of R$ 17,277 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this adjustment would not be charged, and it is classified as possible.

c)    Easements, condemnation and real estate

Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were a compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

In June 2013 the writ of certiorari number 1.096.906 was granted and the decision was unfavorable to Copel

Until the conclusion of judgment and in view of the unfavourable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, proceeded to a detailed review of the process course over the last months of 2011 and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes, to R$ 312,816.

The accumulation of interest, in this case, Selic interest rate plus interest on arrears is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also an appropriate approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 268,677, as of March 31, 2014.

Provisional enforcement was filed by Ivaí, so Copel filed a preliminary injunction before the STJ which was awarded by Judge Castro Meira, thereby staying said enforcement. After the Special Appeal had been heard for the collection proceedings, Ivaí requested the injunction be overturned, which was contested by Copel, meaning the stay would remain until final judgment of the subsequent appeals. The STJ ruled the case had lost its grounds, meaning Copel filed a special appeal, which was rejected. Copel's motion for clarification is now pending judgment. vaí has resumed the demand for temporary court enforcement of the debt, Copel challenged Ivaí's claims and according to a decision published on February 28, 2014, the judge found the challenge to have no grounds and established a period of 30 days for the defendant to deposit the full execution amount of R$ 538,209, in other words, by March 28, 2014.

Considering this decision made on the temporary execution proceedings, Copel did not make a court deposit, but on March 10, 2014 filed interlocutory appeal 1199139-2 with the state of Paraná's Court of Appeals (TJ-PR). On March 21, 2014, the reporting judge's preliminary decision on the appeal was published ordering a suspension of the enforcement of the lower court judgment and of execution proceedings until the interlocutory appeal filed by Copel is judged on its merits by the state of Paraná's Court of Appeals.

Copel is currently waiting for a decision on the motion filed with the Superior Court of Justice for clarification of the judgment with respect to the difference of amounts arising from the application of the SELIC (Central Bank overnight rate) for inflation adjustment purposes plus the late payment interest applied under the expert report. The temporary execution is suspended for the time being on account of the decision favorable to Copel obtained as a preliminary decision on the interlocutory appeal filed with the state of Paraná's Court of Appeals before a judgment on the merits of the appeal is passed.

28.1.3     Regulatory claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 40,425 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a provision for these amounts, since Copel would be required to pay off the amounts due.

28.2      Main lawsuits with losses deemed as possible

Consolidated	03.31.2014	12.31.2013
Tax (28.2.1)	1,432,066	1,384,115
Labor	437,591	342,887
Employee benefits	105,496	97,979
Civil (28.2.2)	719,830	1,006,786
Regulatory	58,436	56,193
	2,753,419	2,887,960

Detailing the main claims

28.2.1     Tax claims

a)    Administrative Proceeding 11453.720001/2011-23

Deriving from the Tax for Social Security Financing (Cofins) Cancelation Action 2000.04.01.100266.9, refers to Cofins interest and fine for the period 95/96, and, owing to strong arguments presented for the defense of these charges, its classification has been assessed as possible. This debt's principal, however, was assessed as probable and is the subject matter of discussion in the Tax Foreclosure 5015930-53.2010.404.7000 filed by the Union, in progress at the 2nd. Federal Circuit Court, appealed by Copel (case records of appeal lodged against Foreclosure 5022933-59.2012.404.7000). Administrative Proceeding 10980720458/2011-15 also arising from 2000.04.01.100266.9 regarding Cofins, in the total amount of R$ 769,260, as of March 31, 2014. Additional information on this action has been described in Item 28.1.1.

b)    Fiscal Notification of Debt Record – NFLD no. 35.273.870-7

Fiscal requirements according with approximate value of R$ 181,014 on March 31, 2014, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution; and

c)    NFLD no. 35.273.876-6

Fiscal requirements with approximate value of R$ 79,251  on March 31, 2014, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

28.2.2     Civil claim

a)    Mineradora Tibagiana Ltda.

Indemnification lawsuit no. 166-53.2011.8.16.0122, whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS, which Copel Geração e Transmissão detains 51%. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the Company’s mining operations due to the construction work of the Mauá Hydroelectric Power Plant. In the course of the proceeding Mineradora Tibagiana partially withdrew its initial petition, which led to a new initial indemnification amount of R$ 92,924, restated on March 31, 2014 and classified as possible.

b)    Ivaí Engenharia de Obras S.A.

Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The Company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 268,677 on March 31, 2014. Additional information of this process is described in Note no. 28.1.2-c.

c)    Contratos de franquia de Agência/loja Copel

Filing of 5 individual claims as a result of the 5 franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a subconcession, with transfer of the services provided and full pass-through of the fees, amongst other amounts.

In the case filed regarding the franchise of the Faxinal branch, the judge of the 4th Federal Court of Curitiba deemed the secondary petition to have grounds. Copel appealed against the award of the Federal Regional Court of Region 4 - TRF4, which was ruled in favor of the Company in full on July 25, 2012. The plaintiff filed a special and extraordinary appeal, which was entertained by TRF4.

Company Management rated the amount of R$ 8,229 as a possible risk (corresponding to O&M and restated commercial charges). This plaintiff also filed a complaint before the STF, the entertainment of which was denied by Judge Marco Aurélio de Mello. The plaintiff filed a special appeal against the decision, which was denied, and then filed a motion for clarification, which is pending judgment.

In the case filed regarding the franchise of the São José dos Pinhais, branch, the judge of the 4th Federal Court of Curitiba deemed the secondary petition to have grounds. Copel filed a motion for clarification, which is pending judgment. Company management rated the case as a possible risk of defeat, amounting to R$ 21,810 (corresponding to O&M and restated commercial charges).

29      Equity

29.1      Equity attributable to Parent Company

29.1.1     Capital

As of March 31, 2014 (and December 31, 2013), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

						Number of shares in units
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (a)	19,785,122	13.64	129,427	33.93	66,509,615	51.86	86,424,164	31.58
NYSE (b)	92,021	0.06	-	-	34,333,706	26.77	34,425,727	12.58
Latibex (c)	-	-	-	-	61,149	0.05	61,149	0.02
Municipalities	178,393	0.12	9,326	2.44	3,471	-	191,190	0.07
Other shareholders	117,397	0.08	242,756	63.63	39,200	0.04	399,353	0.15
	145,031,080	100.00	381,509	100.00	128,242,786	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities, and Futures Exchange
(b) New York Stock Exchange
(c) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of March 31, 2014, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	3,160,171
Class "A" preferred shares	381,509	11,445
Class "B" preferred shares	128,242,786	3,818,039
	273,655,375	6,989,655

29.1.2     Equity Valuation Adjustments

Changes in the equity valuation adjustments

	Parent Company	Consolidated
Balance as of January 1, 2014	983,159	983,159
Adjustm ent rel. to financial assets classified as available for sale:
Financial Investments (a)	589	893
Taxes on the adjustments	-	(304)
Equity investments	(28)	(28)
Taxes on the adjustments	9	9
Adjustm ents for actuarial liabilities
Post employment benefits	(14,429)	-
Taxes on the adjustments	4,906	-
Post-Employment Benefits - equity in subsidiaries (a)	9,523	-
Post-Employment Benefits - equity in jointly controlled (a)	(7,313)	(7,313)
Realization of equity evaluation adjustm ents:
Cost assigned	-	(38,570)
Taxes on making adjustments	-	12,697
Deemed cost of property - equity in subsidiary (a)	(24,647)	-
Deemed cost of property - equity in jointly controlled (a)	(1,226)	-
Other adjustm ents:
Other adjustments - subsidiaries (a)	(1,282)	(2,777)
Taxes on other adjustments	-	945
Attributable to non-controlling interest	-	550
Balance as of March 31, 2014	949,261	949,261
(*) Equity in the parent company, net of taxes

29.1.3     Basic and diluted earnings per share

Parent Company	03.31.2014	03.31.2013
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Common shares	271,602	198,360
Class "A" preferred shares	786	574
Class "B" preferred shares	264,179	192,938
	536,567	391,872
Basic and diluted denominator
Weighted average number of shares (in thousands)
Common shares	145,031,080	145,031,080
Class "A" preferred shares	381,550	381,778
Class "B" preferred shares	128,242,745	128,242,517
	273,655,375	273,655,375
Basic and diluted earning per share attributable to Parent Company
Common shares	1.87272	1.36771
Class "A" preferred shares	2.06002	1.50349
Class "B" preferred shares	2.05999	1.50448

29.2      Change in equity attributable to non-controlling interest

Percentage of share capital	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2014	115,457	21,606	140,350	277,413
Equity valuation adjustment	-	(550)	-	(550)
Results for the period	15,799	3,989	26,695	46,483
Balance as of March 31, 2014	131,256	25,045	167,045	323,346

30      Operating Revenues

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	03.31.2014
Electricity sales to final customers (30.1)	1,406,712	(122,981)	(350,752)	(10,269)	-	922,710
Electricity sales to distributors (30.2)	1,233,559	(104,104)	-	(21,529)	-	1,107,926
Charges for the use of the main transmission grid (30.3)	899,221	(84,604)	(223,854)	(32,839)	-	557,924
Construction revenues	289,848	-	-	-	-	289,848
Revenues from telecommunications	50,887	(2,427)	(9,113)	-	(95)	39,252
Distribution of piped gas	102,712	(9,431)	(12,420)	-	-	80,861
Other operating revenues (30.4)	66,593	(13,684)	-	-	(358)	52,551
	4,049,532	(337,231)	(596,139)	(64,637)	(453)	3,051,072

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	03.31.2013
Electricity sales to final customers (30.1)	1,196,350	(105,641)	(309,659)	(9,855)	-	771,195
Electricity sales to distributors (30.2)	804,457	(57,254)	-	(22,436)	-	724,767
Charges for the use of the main transmission grid (30.3)	875,913	(83,498)	(232,891)	(46,524)	-	513,000
Construction revenues	181,191	-	-	-	-	181,191
Revenues from telecommunications	43,257	(2,303)	(8,072)	-	(180)	32,702
Distribution of piped gas	100,691	(9,252)	(12,218)	-	-	79,221
Other operating revenues (30.4)	92,487	(13,807)	-	-	(346)	78,334
	3,294,346	(271,755)	(562,840)	(78,815)	(526)	2,380,410

30.1      Electric  sales to final customers by category

Consolidated		Gross income		Net income
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Residential	463,397	373,496	309,491	243,479
Industrial	485,801	437,195	314,187	278,477
Commercial, services and other activities	304,054	257,019	186,849	155,779
Rural	62,877	51,833	53,829	44,083
Public agencies	31,286	26,313	22,075	18,390
Public lighting	26,606	22,050	16,140	13,654
Public services	32,691	28,444	20,139	17,333
	1,406,712	1,196,350	922,710	771,195

30.2      Eletric Sales to distributors

Consolidated		Gross income
	03.31.2014	03.31.2013
Electric Energy Trading Chamber - CCEE	750,928	403,766
Bilateral contracts	302,143	204,174
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	180,488	196,517
	1,233,559	804,457

30.3      Use of the main transmission grid

Consolidated		Gross income		Net income
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Residential	338,736	326,386	198,048	182,700
Industrial	160,201	158,828	92,409	80,788
Commercial, services and other activities	215,853	206,906	127,015	116,576
Rural	51,423	48,935	42,199	39,361
Public agencies	24,749	23,991	16,609	15,530
Public lighting	22,004	21,873	13,067	12,458
Public services	15,935	16,263	9,329	9,021
Free consumers	33,666	41,820	29,244	35,828
Basic Netw ork, BN connections, and connection grid	255	369	222	317
Operation and maintenance (O&M) revenues	24,054	22,665	18,999	14,292
Effective interest revenues	12,345	7,877	10,783	6,129
	899,221	875,913	557,924	513,000

30.4      Other operating revenues

Consolidated		Gross income
	03.31.2014	03.31.2013
Leases and rents (Note 30.4.1)	30,484	55,330
Reimbursement for unavailability of energy	24,856	21,115
Revenues from services	8,615	13,451
Charged service	1,818	2,216
Other revenues	820	375
	66,593	92,487

30.4.1 Revenue from leases and rentals

Consolidated	03.31.2014	03.31.2013
Equipment and facilities	20,996	18,072
Araucária Thermal Pow er Plant (a)	8,898	36,896
Facilities sharing	483	217
Real estate	107	145
	30,484	55,330

The Company has not identified any operating lease receivables which are non cancellable.

a)    TPP Araucária

In December 2006, UEG Araucária entered into an agreement for the lease of a power plant with Petróleo Brasileiro S.A. - Petrobras, which in turn entered into an operations and maintenance agreement with our subsidiary, Copel Geração e Transmissão, whereby the latter operated and maintained the power plant. Both agreements expired on January 31, 2014. Therefore, as from February 1, 2014, UEG Araucária is responsible for selling the electricity produced by TPP Araucária. This electricity is not sold under long-term agreements, but distributed in the spot market, as established by the National Electric System Operator (ONS).

30.5      Regulatory Charges

Consolidated	03.31.2014	03.31.2013
Research and Development and Energy Efficiency Programs - R&D and EEP	27,194	21,798
Energy Development Account (CDE)	25,098	20,984
Global Reversal Reserve (RGR)	12,345	18,225
Fuel Consumptuon Account (CCC)	-	17,808
	64,637	78,815

31      Operating Costs and Expenses

	Costs of		General and	Other
	goods and/or	Sales	administrative	rev. (exp.),	Consolidated
	services	expenses	expenses	net	03.31.2014
Electricity purchased for resale (31.1)	(982,310)	-	-	-	(982,310)
Use of main distribution and transmission grid (31.2)	(130,577)	-	-	-	(130,577)
Personnel and management (31.3)	(164,521)	(2,496)	(51,807)	-	(218,824)
Pension and healthcare plans (23)	(39,550)	(347)	(9,520)	-	(49,417)
Materials and supplies	(16,453)	(88)	(1,645)	-	(18,186)
Materials and supplies for pow er	(4,928)	-	-	-	(4,928)
Natural gas and supplies for the gas business	(314,758)	-	-	-	(314,758)
Third-party services (31.4)	(64,156)	(10,983)	(16,646)	-	(91,785)
Depreciation and amortization	(141,074)	(7)	(12,703)	(188)	(153,972)
Accruals and provisions (31.5)	-	(14,617)	-	(46,417)	(61,034)
Construction cost (31.6)	(298,281)	-	-	-	(298,281)
Other costs and expenses (31.7)	(3,364)	1,240	(20,567)	(54,989)	(77,680)
	(2,159,972)	(27,298)	(112,888)	(101,594)	(2,401,752)

	Costs of		General and	Other
	goods and/or	Sales	administrative	rev. (exp.),	Consolidated
	services	expenses	expenses	net	03.31.2013
Electricity purchased for resale (31.1)	(841,702)	-	-	-	(841,702)
Use of main distribution and transmission grid (31.2)	(152,077)	-	-	-	(152,077)
Personnel and management (31.3)	(189,226)	(2,233)	(50,040)	-	(241,499)
Pension and healthcare plans (23)	(32,508)	(268)	(9,358)	-	(42,134)
Materials and supplies	(15,969)	(119)	(1,792)	-	(17,880)
Materials and supplies for pow er	(4,261)	-	-	-	(4,261)
Natural gas and supplies for the gas business	(62,311)	-	-	-	(62,311)
Third-party services (31.4)	(72,900)	(9,883)	(8,604)	-	(91,387)
Depreciation and amortization	(133,586)	(12)	(13,053)	(190)	(146,841)
Accruals and provisions (31.5)	-	(13,099)	-	(6,437)	(19,536)
Construction cost (31.6)	(194,798)	-	-	-	(194,798)
Other costs and expenses (31.7)	(7,243)	1,546	(20,510)	(41,318)	(67,525)
	(1,706,581)	(24,068)	(103,357)	(47,945)	(1,881,951)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Parent Company
	expenses	net	03.31.2014
Personnel and management (31.3)	(22,368)	-	(22,368)
Pension and healthcare plans (23)	(2,480)	-	(2,480)
Materials and supplies	(41)	-	(41)
Third-party services	(717)	-	(717)
Depreciation and amortization	-	(188)	(188)
Accruals and provisions (31.5)	-	(372)	(372)
Other operating expenses	(1,326)	73	(1,253)
	(26,932)	(487)	(27,419)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Parent Company
	expenses	net	03.31.2013
Personnel and management (31.3)	(2,136)	-	(2,136)
Pension and healthcare plans (23)	(115)	-	(115)
Third-party services	(586)	-	(586)
Depreciation and amortization	-	(190)	(190)
Accruals and provisions (31.5)	-	22,988	22,988
Other operating expenses	(2,485)	169	(2,316)
	(5,322)	22,967	17,645

31.1      Electricity purchased for resale

Consolidated	03.31.2014	03.31.2013
Electric Energy Trading Chamber - CCEE	995,843	249,418
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,945/2013	(831,771)	(93,605)
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	620,303	532,505
Itaipu Binational	182,265	131,734
Bilateral contracts	60,162	57,058
Program for incentive to alternative energy sources - Proinfa	46,000	41,673
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(90,492)	(77,081)
	982,310	841,702

31.2 Charges for use of transmission grid

Consolidated	03.31.2014	03.31.2013
System Service Charges - ESS	20,135	174,248
(-) Transfer CDE - ESS - Decree 7,945 / 2013	-	(118,958)
System usage charges distribution	65,137	54,960
System usage charges basic netw ork and connection	44,111	41,810
Itaipu transportation charges	14,920	12,402
Charge reserve energy - EER	-	3,159
(-) PIS/Pasep/Cofins taxes on charges for use of pow er grid	(13,726)	(15,544)
	130,577	152,077

31.3      Personnel and Management Expenses

.	Parent Company			Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Personnel
Wages and salaries	13,378	-	134,115	157,791
Social charges on payroll	4,952	-	46,896	53,376
Provisions for profit sharing (31.3.1)	938	-	13,605	7,971
Meal assistance and education allow ance	1,486	-	19,563	20,915
Compensation - Voluntary termination Program/retirement	-	-	727	(1,706)
	20,754	-	214,906	238,347
Managem ent
Wages and salaries	1,142	1,502	2,981	2,318
Social charges on payroll	293	607	734	796
Other expenses	179	27	203	38
	1,614	2,136	3,918	3,152
	22,368	2,136	218,824	241,499

31.4      Third-party services

Consolidated	03.31.2014	03.31.2013
Maintenance of facilities	22,431	17,358
Maintenance of electrical system	15,635	22,058
Communication, processing and transmission of data	13,288	12,448
Authorized and registered agents	9,139	8,365
Meter reading and bill delivery	8,688	9,668
Consulting and audit	3,942	4,740
(-) PIS/Pasep/Cofins taxes on services from third-parties	(902)	(1,310)
Other services	19,564	18,060
	91,785	91,387

31.5      Accruals and provisions

	Parent Company			Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Provisions for doubtful accounts	-	-	14,617	13,100

Provisions (reversals) for losses on taxes recoverable	-	-	220	(533)
Reserve (reversals) for risks
Tax	76	(6,661)	603	(6,287)
Labor	-	-	8,264	10,295
Employee benefits	-	-	8,404	-
Civil	296	(16,327)	28,152	2,934
Environmental	-	-	9	11
Regulatory	-	-	765	16
	372	(22,988)	46,197	6,969
	372	(22,988)	61,034	19,536

31.6      Construction cost

Consolidated	03.31.2014	03.31.2013
Materials and supplies	166,040	92,946
Third-party services	91,885	74,206
Personnel and management	29,590	18,716
Other	10,766	8,930
	298,281	194,798

31.7      Other costs and expenses

Consolidated	03.31.2014	03.31.2013
Financial compensation for use of w ater resources	35,001	26,867
Losses in the decommissioning and disposal of assets	12,433	3,761
Taxes	8,894	7,283
Leases and rents (31.7.1)	7,632	7,745
ANEEL inspection fee	5,169	5,721
Indemnities	2,729	6,800
Advertising	2,696	3,635
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	61	1,096
Recovery of costs and expenses	(8,078)	(8,589)
Other costs and expenses, net	11,143	13,206
	77,680	67,525

31.7.1 Costs and expenses of leases and rents

Consolidated	03.31.2014	03.31.2013
Real estate	6,309	6,805
Photocopiers	166	174
Others	1,516	1,221
(-) Pis and Cofins tax credits	(359)	(455)
	7,632	7,745

The Company has not identified any operating lease commitments which are non cancellable.

32      Financial Results

	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Financial income
Monetary variation of CRC transfer (Note 8)	57,844	-	57,844	32,881
Monetary variation of accounts receivable related to the concession	-	-	53,370	16,843
Penalties on overdue bills	-	-	40,413	26,433
Return on financial investments held for trading	96	228	37,001	20,550
Monetary variation of accounts receivable related to the concession extension (Note 10)	-	-	18,677	32,049
Return on financial investments held for sale	4	2	5,119	11,921
Return on financial investments held until maturity	-	-	-	207
Interest and commissions on loan agreements	-	20,753	-	-
Other financial income	5,797	999	12,587	5,149
	63,741	21,982	225,011	146,033
(-) Financial expenses
Debt charges	25,616	17,404	71,794	48,118
Monetary variation of accounts payable related to the concession - use of public property (26.1)	-	-	22,987	14,877
Interest on R&D and EEP (Note 25)	-	-	4,871	3,068
Monetary and exchange variations	219	3	4,887	1,922
PIS/Pasep/Cofins taxes on interest on capital	6	-	6	-
Other financial expenses	11	10	9,499	4,149
	25,852	17,417	114,044	72,134
Net	37,889	4,565	110,967	73,899

The costs of loans and financing capitalized during the year of 2014 amounted to R$ 54,936, at an average rate of 3.27% p.y.

33      Operating Segment

33.1      Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the first ended March 31, 2014 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the three-month period ended March 31, 2014.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third-parties, i.e., at current market prices.

33.2      The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV, Santa Maria, Santa Helena, Ventos de Santo Uriel and Cutia Empreendimentos Eólicos;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagás; and

Holding Company- this segment comprises participation in other companies. It operates through Copel, Copel Participações and Copel Renováveis.

33.3      Assets per reporting segment

ASSETS
03.31.2014	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

ASSETS	12,775,816	8,442,282	490,377	547,211	14,731,460	(12,552,942)	24,434,204
CURRENT ASSETS	2,910,076	2,624,747	55,553	299,488	222,952	(521,071)	5,591,745
Cash and cash equivalents	1,188,373	116,155	7,646	44,701	27,817	-	1,384,692
Bonds and securities	211,859	7,463	-	-	145	-	219,467
Collaterals and escrow accounts	-	5	-	562	-	-	567
Trade accounts receivable	893,465	1,095,456	25,686	209,653	-	(217,139)	2,007,121
Dividends receivable	2,578	-	-	-	80,361	(67,911)	15,028
CRC tranferred to State Government of Paraná	-	-	-	-	87,447	-	87,447
Accounts receivable related to the concession	4,726	-	-	-	-	-	4,726
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	352,161
Other receivables	185,951	953,972	3,804	1,184	9,764	(593)	1,154,082
Inventories	29,295	94,777	7,775	1,150	-	-	132,997
Income tax and social contribution	5,545	47,802	6,071	-	17,418	-	76,836
Other current recoverable taxes	33,603	57,961	4,366	41,826	-	-	137,756
Prepaid expenses	2,519	15,729	205	412	-	-	18,865
Receivable from other related parties	1	235,427	-	-	-	(235,428)	-
NONCURRENT ASSETS	9,865,740	5,817,535	434,824	247,723	14,508,508	(12,031,871)	18,842,459
Long term assets	958,407	4,520,961	41,064	15,119	1,910,735	(65,803)	7,380,483
Bonds and securities	70,183	42,303	-	-	-	-	112,486
Collaterals and escrow accounts	-	43,829	-	-	-	-	43,829
Trade accounts receivable	5,218	124,957	15,181	-	-	-	145,356
CRC tranferred to State Government of Paraná	-	-	-	-	1,307,932	-	1,307,932
Judicial deposits	44,292	366,275	4,614	245	273,228	-	688,654
Accounts receivable related to the concession	465,030	3,233,261	-	-	-	-	3,698,291
Accounts receivable related to the concession extension	277,605	-	-	-	-	-	277,605
Advances to suppliers	-	-	-	14,051	-	-	14,051
Other noncurrent receivables	5,935	9,120	-	626	37	-	15,718
Income tax and social contribution	526	13,183	-	-	171,178	-	184,887
Other noncurrent recoverable taxes	54,202	66,059	4,998	-	-	-	125,259
Deferred Income tax and social contribution	32,717	621,974	16,271	-	95,054	-	766,016
Prepaid expenses	202	-	-	197	-	-	399
Receivable from other related parties	2,497	-	-	-	63,306	(65,803)	-
Investm ents	938,958	4,012	-	-	12,567,017	(12,267,090)	1,242,897
Property, plant and equipm ent, net	7,710,219	-	379,308	-	33	-	8,089,560
Intangible assets	258,156	1,292,562	14,452	232,604	30,723	301,022	2,129,519

33.4      Liabilities per reporting segment

LIABILITIES
03.31.2014	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

TOTAL LIABILITIES	12,775,816	8,442,282	490,377	547,211	14,731,460	(12,552,942)	24,434,204
CURRENT LIABILITIES	1,259,802	2,198,307	52,799	244,711	572,037	(523,841)	3,803,815
Payroll, social charges and accruals	43,291	149,006	11,608	5,946	23,888	-	233,739
Payable from other related parties	1	-	-	-	235,427	(235,428)	-
Suppliers	504,984	1,397,876	9,198	220,486	1,211	(217,619)	1,916,136
Income tax and social contribution	185,773	609	2,866	9,441	1,999	-	200,688
Other taxes	52,300	179,883	3,741	1,221	1	(109)	237,037
Loans and financing	232,496	177,578	5,726	-	280,592	(2,774)	693,618
Debentures	40,490	43,851	-	-	-	-	84,341
Dividends payable	60,226	-	14,604	5,598	3,005	(67,911)	15,522
Post-employment benefits	8,263	22,311	1,106	-	2	-	31,682
Regulatory charges	17,687	16,442	-	-	-	-	34,129
Research and Development and Energy Efficiency	25,508	105,217	-	-	-	-	130,725
Accounts payable related to concession - use of public property	52,099	-	-	-	-	-	52,099
Other accounts payable	36,684	105,534	3,950	2,019	25,912	-	174,099
NON CURRENT LIABILITIES	3,286,170	2,886,918	69,478	34,632	979,497	(129,168)	7,127,527
Associated and subsidiary companies	68,636	-	-	-	-	(68,636)	-
Suppliers	22,188	22,716	-	-	-	-	44,904
Other taxes	16,116	54,096	3,079	-	324	-	73,615
Deferred income tax and social contribution	380,177	-	-	1,712	-	-	381,889
Loans and financing	1,286,996	642,986	31,604	-	684,283	(60,532)	2,585,337
Debentures	141,946	998,531	-	29,644	-	-	1,170,121
Post-employment benefits	292,673	610,950	30,535	2,499	16,671	-	953,328
Research and Development and Energy Efficiency	60,205	112,562	-	-	-	-	172,767
Accounts payable related to concession - use of public property	431,403	-	-	-	-	-	431,403
Other accounts payable	230	-	-	-	-	-	230
Provisions for contingences	585,600	445,077	4,260	777	278,219	-	1,313,933
EQUITY	8,229,844	3,357,057	368,100	267,868	13,179,926	(11,899,933)	13,502,862
Attributable to controlling interest	8,229,844	3,357,057	368,100	267,868	13,179,926	(12,223,279)	13,179,516
Capital	4,330,945	2,624,841	240,398	135,943	6,913,019	(7,335,146)	6,910,000
Equity valuation adjustments	1,119,503	(150,149)	(4,940)	-	949,261	(964,414)	949,261
Legal reserve	301,729	135,294	9,093	18,220	624,849	(464,336)	624,849
Profit retention reserve	1,728,483	761,646	109,243	77,987	3,897,833	(2,680,835)	3,894,357
Unrealized income reserve	-	-	-	3,476	-	-	3,476
Proposed additional dividend	153,180	-	-	-	235,498	(153,180)	235,498
Accumulated income (losses)	596,004	(14,575)	14,306	32,242	559,466	(625,368)	562,075
Attributable to non controlling interest						323,346	323,346

33.5      Statement of income per reporting segment

STATEMENT OF INCOME
03.31.2014	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

Gross profit	1,377,645	1,639,732	48,363	389,142	-	(403,810)	3,051,072
Electricity sales to final customers - third-parties	109,407	813,303	-	-	-	-	922,710
Electricity sales to final customers - betw een segments	-	539	-	-	-	(539)	-
Electricity sales to distributors - third-parties	1,081,707	26,219	-	-	-	-	1,107,926
Electricity sales to distributors - between segments	71,911	-	-	-	-	(71,911)	-
Use of the power grid - third-parties	29,783	528,141	-	-	-	-	557,924
Use of the power grid - between segments	15,878	3,181	-	-	-	(19,059)	-
Construction revenues	49,527	230,916	-	9,405	-	-	289,848
Telecommunications services to third-parties	-	-	39,252	-	-	-	39,252
Telecommunications services between segments	-	-	7,538	-	-	(7,538)	-
Distribution of piped gas - third-parties	-	-	-	80,861	-	-	80,861
Distribution of piped gas - between segments	-	-	-	296,966	-	(296,966)	-
Other operating revenues from third-parties	12,784	37,321	536	1,910	-	-	52,551
Other operating revenues between segments	6,648	112	1,037	-	-	(7,797)	-
Operational expenses	(692,878)	(1,714,849)	(27,949)	(340,718)	(29,166)	403,808	(2,401,752)
Electricity purchased for resale	(19,071)	(1,035,148)	-	-	-	71,909	(982,310)
Charges for the use of the powergrid	(58,281)	(90,924)	-	-	-	18,628	(130,577)
Personnel and management	(47,654)	(130,850)	(10,324)	(6,070)	(23,926)	-	(218,824)
Pension and healthcare plans	(12,942)	(31,285)	(2,066)	(480)	(2,644)	-	(49,417)
Materials and supplies	(4,887)	(12,742)	(287)	(228)	(42)	-	(18,186)
Raw materials and supplies for generation	(301,894)	-	-	-	-	296,966	(4,928)
Natural gas and supplies for gas business	-	-	-	(314,758)	-	-	(314,758)
Third party services	(36,237)	(62,592)	(4,287)	(4,266)	(733)	16,330	(91,785)
Depreciation and amortization	(88,564)	(54,399)	(6,793)	(4,028)	(188)	-	(153,972)
Provisions and reversals	(21,705)	(37,917)	(1,151)	111	(372)	-	(61,034)
Construction cost	(57,960)	(230,916)	-	(9,405)	-	-	(298,281)
Other operating costs and expenses	(43,683)	(28,076)	(3,041)	(1,594)	(1,261)	(25)	(77,680)
EQUITY IN RESULTS SUBSIDIARIES	89,712	-	-	-	529,186	(563,629)	55,269
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	774,479	(75,117)	20,414	48,424	500,020	(563,631)	704,589
Financial income (expenses)	15,373	55,825	1,241	637	37,891	-	110,967
OPERATING INCOME (LOSSES)	789,852	(19,292)	21,655	49,061	537,911	(563,631)	815,556
Income tax and social contribution	(253,180)	(2,549)	(8,137)	(17,182)	(2,023)	-	(283,071)
Deferred income tax and social contribution	43,214	7,266	788	363	(1,066)	-	50,565
NET INCOME (LOSSES) FOR THE PERIOD	579,886	(14,575)	14,306	32,242	534,822	(563,631)	583,050

34      Financial Instruments

34.1      Category and value of financial instruments

Consolidated				03.31.2014		12.31.2013
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Held for trading
Cash and cash equivalent (a)	4	1	1,384,692	1,384,692	1,741,632	1,741,632
Bonds and securities (b)	5	1	70,729	70,729	159,340	159,340
Bonds and securities (b)	5	2	23,509	23,509	79,187	79,187
Bonds and securities - derivatives (b)	5	1	18	18	-	-
			1,478,948	1,478,948	1,980,159	1,980,159
Loans and receivables
Collaterals and escrow accounts STN (c)	6		43,829	31,927	45,371	32,415
Collaterals and escrow accounts (a)	6		567	567	1,976	1,976
Trade accounts receivable (a)	7		2,152,477	2,152,477	1,470,314	1,470,314
CRC transferred to state of Paraná (d)	8		1,395,379	1,415,027	1,380,554	1,369,599
Receivables related to concession (e)	9		469,756	469,756	412,869	412,869
Receivables related to the concession extension (f)	10		469,549	475,773	557,589	563,052
			4,531,557	4,545,527	3,868,673	3,850,225
Available for sale
Receivables related to concession (g)	9	3	3,233,261	3,233,261	3,075,795	3,075,795
Receivables related to the concession extension (h)	10	3	160,217	160,217	160,217	160,217
Bonds and securities (b)	5	1	149,618	149,618	196,112	196,112
Bonds and securities (b)	5	2	76,653	76,653	63,978	63,978
Other investments (i)	16.2	1	27,454	27,454	25,708	25,708
			3,647,203	3,647,203	3,521,810	3,521,810
Held to maturity
Bonds and securities (b)	5		11,426	11,426	11,141	11,141
			11,426	11,426	11,141	11,141
Financial assets total			9,669,134	9,683,104	9,381,783	9,363,335

Financial liabilities
Fair value through profit or loss
Other liabilities - derivatives (b)		1	-	-	85	85
			-	-	85	85
Other financial liabilities
Suppliers (a)	20		1,961,040	1,961,040	1,142,360	1,142,360
Loans and financing (c)	21		3,278,955	2,869,713	3,323,784	2,922,867
Debentures (j)	22		1,254,462	1,254,462	1,207,945	1,207,945
Payable related to concession - use of public property (k)	26		483,502	584,185	471,774	578,409
			6,977,959	6,669,400	6,145,863	5,851,581
Financial liabilities total			6,977,959	6,669,400	6,145,948	5,851,666
The different levels have been defined as follow s:
Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, w hich can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

Determining fair values:

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, of the CDI variation plus 107.8% p.y.

d)     The Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 6.35% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 3.7.2 of December 31, 2013.

f)      The accounts receivable related to concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)     Criteria and assumptions disclosed on note 3.7.2 of December 31, 2013. The changes held in the first quarter of 2014 are as follows:

Consolidated
Balance as of January 1, 2014	3.075.795
Transfers from intangible assets in progress	113.348
Monetary variation	53.371
Write off	(9.253)
Balance as of March 31, 2014	3.233.261

h)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, due to the fact that the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of March 31, 2014, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$ 1,042.

k)     Used the rate of 7.74% p.y. as a market reference.

34.2      Risk Factors

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on.

Consolidated
Exposure to credit risk	03.31.2014	12.31.2013
Cash and cash equivalents (a)	1,384,692	1,741,632
Bonds and securities (a)	331,953	509,758
Collaterals and escrow accounts (a)	44,396	47,347
Trade accounts receivable (b)	2,152,477	1,470,314
CRC transferred to the State Government of Paraná (c)	1,395,379	1,380,554
Accounts receivable related to the concession (d)	3,703,017	3,488,664
Accounts receivable related to the concession extension (e)	469,549	557,589
Accounts receivable related to the concession extension (f)	160,217	160,217
	9,641,680	9,356,075

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

e)     Management considers the credit risk on the indemnity approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority and has been received on schedule.

f)      For value of existing assets on May 31, 2000, ANEEL published Resolution no. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets Management considers the credit risk as reduced since the rules for compensation are set and there is an going survey of information required by the granting authority.

34.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long term debt to financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The table below shows the expected settlement amounts within each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year.  As from 2014, 2013 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

Consolidated	Interest (a)	Less than	1 to 3	3 m onth	1 to 5	More than
Liabilities		1 m onth	m onth	to 1 year	years	5 years	Total
03.31.2014
Loans and financing	Note 21	30,791	179,506	656,099	2,033,167	1,569,074	4,468,637
Debentures	Note 22	52,782	10,233	104,482	1,490,216	-	1,657,713
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,282	8,565	40,975	252,692	2,121,731	2,428,245
Eletrobrás - Itaipu	Dolar	-	128,959	586,403	3,403,643	5,517,175	9,636,180
Petrobras - Compagás	100% of CDI	5,424	10,948	34,417	-	-	50,789
Other suppliers	-	1,493,501	267,662	97,699	62,802	-	1,921,664
Post employment benefits	8.05%	43,145	86,289	388,302	2,785,404	12,492,581	15,795,721
Purchase liabilities	IGP-M and IPCA	-	602,551	2,702,921	11,531,215	80,155,836	94,992,523
		1,629,925	1,294,713	4,611,298	21,559,139	101,856,397	130,951,472
12.31.2013
Loans and financing	Note 21	44,546	312,844	773,467	1,853,937	1,488,871	4,473,665
Debentures	NE nº 22	5,182	10,324	160,669	1,499,400	-	1,675,575
Derivative	DI Futuro	85	-	-	-	-	85
Payables related to concession -	Tx. Retorno +
use of public asset	IGP-M e IPCA	4,282	8,564	39,272	246,196	2,103,155	2,401,469
Eletrobrás - Itaipu	Dólar	-	124,286	575,224	3,606,457	5,517,175	9,823,142
Petrobras - Compagas	100% do CDI	5,295	10,738	51,243	-	-	67,276
Other suppliers	-	645,392	144,718	196,518	92,271	-	1,078,899
Post employment benefits	8.05%	43,145	86,289	388,302	2,785,404	12,492,581	15,795,721
Purchase liabilities	IGP-M e IPCA	-	605,310	2,818,490	12,216,247	80,198,892	95,838,939
		747,927	1,303,073	5,003,185	22,299,912	101,800,674	131,154,771
(a) Effective interest rate - w eighted average

As disclosed in notes 21.11 and 22.2, the Company and its subsidiaries have loan and financing agreements and debentures with covenants that if breached may require have its payment accelerated.

The main guarantees put up for maintaining business and investing activities are invested in securities (note 5.2) and cash (note 6).

34.2.3     Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument fluctuate due to changes in market prices, such as exchange rates, interest rates and share prices. The purpose of risk management is to control exposures within acceptable limits, while optimizing return.

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results; Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of March 31, 2014 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.45) estimated as market average projections for 2014 according to the Focus Report issued by the Brazilian Central Bank as of April 25, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

		Baseline	Projected scenarios - Dec.2014
Foreign currency risks	Risk	03.31.2014	Probable	Adverse	Rem ote

Financial assets
Collaterals and escrow accounts - STN	USD depreciation	43,829	3,622	(8,241)	(20,104)
		43,829	3,622	(8,241)	(20,104)
Financial liabilities
Loans and financing
STN	USD appreciation	(63,306)	(5,231)	(22,366)	(39,500)
Eletrobrás	USD appreciation	(7)	(1)	(2)	(4)
		(63,313)	(5,232)	(22,368)	(39,504)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(120,992)	(9,998)	(42,746)	(75,493)
Petrobras (acquisiton of gas by Compagás)	USD appreciation	(214,170)	(17,698)	(75,665)	(133,631)
		(335,162)	(27,696)	(118,411)	(209,124)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

a)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (34.2.3-c), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of March 31, 2014 and the likely scenario takes into account the indicators (CDI/Selic of 11.25%, IPCA of 6.50%, IGP-DI of 7.34%, IGP-M of 7.20% and TJLP of 5.00%) estimated as market average projections for 2014 according to the Focus Report issued by the Brazilian Central Bank as of April 25, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Baseline	Projected scenarios - Dec.2014
Interest rate and monetary variation risk	Risk	03.31.2014	Probable	Adverse	Remote

Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,315,208	111,203	83,710	55,947
Bonds and securities	Low CDI/SELIC	331,953	28,067	21,127	14,121
Collaterals and escrow accounts	Low CDI/SELIC	567	48	36	24
CRC transferred to the State Government of Paraná	Low IGP-DI	1,395,379	62,306	37,387	12,467
Accounts receivable related to the concession	Low IGP-M	3,703,017	168,051	103,052	38,053
Accounts receivable related to the concession extension - RBNI	Low IPCA	469,549	19,875	12,407	4,939
Accounts receivable related to the concession extension	Undefined (a)	160,217	-	-	-
		7,375,890	389,550	257,719	125,551
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,566,395)	(130,388)	(162,460)	(194,334)
Eletrobrás - Finel	High IGP-M	(75,366)	(698)	(968)	(1,238)
Eletrobrás - RGR	No Risk (b)	(92,425)	-	-	-
Finep	High TJLP	(38,600)	(1,439)	(1,796)	(2,152)
BNDES - Copel Geração e Transmissão	High TJLP	(1,131,017)	(42,153)	(52,613)	(63,041)
Banco do Brasil Transfer BNDES funds	High TJLP	(157,721)	(5,878)	(7,337)	(8,791)
Banco do Brasil	High CDI	(154,118)	(12,829)	(15,984)	(19,121)
Debentures	High CDI	(1,254,462)	(104,422)	(130,107)	(155,634)
		(4,470,104)	(297,807)	(371,265)	(444,311)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Derivative financial instruments risk

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

i)      For the period ended March 31, 2014, the result of operations with derivative financial instruments on the futures market was a gain of R$ 210 (R$ 1,987 on March 2013);

ii)    Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of March 31, 2014 corresponded to R$ 33,989 (R$ 109,792 as of December 31, 2013);

iii)   On March 31, 2014, a share of the Company’s federal bonds in the amount of R$ 4,810 (R$ 6,712 as of December 31, 2013), was deposited as collateral for transactions at BM&FBOVESPA S.A.

Sensitivity analysis of derivative financial instruments risk

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 02, 2015.

		Baseline	Projected scenarios - Dec.2014
Risk of derivative	Risk	03.31.2014	Probable	Adverse	Remote

Financial assets (liabilities)
Derivative assets	Decrease in DI rate	18	(245)	(957)	(1,673)
		18	(245)	(957)	(1,673)

Expected effect in the result			(263)	(975)	(1,691)

34.2.4     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2013, published annually on the website: www.ons.org.br, probability assessments of energy service conditions, based on energy deficit risks for the Benchmarking Scenario show the appropriateness of the supply criteria set by the National Energy Policy Council - CNPE (deficit risk not higher than 5%) for all subsystems within the period from 2013 to 2017. Deficit risks reach maximum levels 3.0% in the Southern subsystem and 2.5% in the Southeastern/Center Western system and lower than 1.0% in the Northern and Northeastern subsystems within the whole assessment period.

Although the 2013 Energy Plan does not show deficit risks above 5% and federal government's official sources state that there is no risk of rationing, low reservoir levels have kept the difference settlement price - PLD in the maximum amount allowed in the Southern and Southeastern regions since the beginning of February 2014. This may indicate that the system is operating very close to the risk of 5% of deficit or that this level has already been reached or exceeded.

34.2.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9.074/2015.  However, extension depends on full acceptance of the conditions set by that law.

Four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and Usina Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the Company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible. By the end of the concession agreement, these power plants will be put up for auction, and the Company has no guarantee that it will be the winning bidder.

Rio dos Patos in turn finished the agreement in February 2014. However, the Company will remain responsible for providing the power plant services until the concessionaire that has won the bidding assumes the enterprise. No date has yet been set for this takeover to happen. In this period, the Company will receive a pre-set fee to render this service, pursuant to Ordinance 578/2012 issued by the Ministry of Mines and Energy.

Concession Agreement number 060/2001, which sets rules about transmission facilities, has been extended for 30 more years, according to the conditions established by Law 12,783/2013.  In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon ANEEL's recognition and authorization. The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

For the distribution services, the Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013 The Company is waiting for the decision by the Concession Authority on the extension. If the conditions set by the Concession Authority ensure the Company's expected profitability levels, the Company will sign the concession agreement or amendment for an additional period of 30 years. Even considering that the regulatory overall scene is uncertain, the Company believes on the possibility of the concession amendment, although it does not have sufficient information to guarantee that the contract for the distribution services will be renewed on favorable terms.

Copel Geração e Transm issão
Concessions/authorizations contracts	Maturity date
Hydroelectric Power Plants
Generation Concession - 045/1999
Governador Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Governador Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Governador José Richa (Caxias)	05.04.2030
Governador Pedro Viriato Parigot de Souza (a) (b)	07.07.2015
Guaricana	08.16.2026
Mourão (a) (b)	07.07.2015
Marumbi (c)	-
São Jorge	12.03.2024
Rio dos Patos (a) (b) (g)	02.14.2014
Melissa (d)	-
Salto do Vau (d)	-
Pitangui (d)	-
Generation Concession - Use of Public Property - 007/2013
Chaminé (e)	08.16.2026
Apucaraninha (e)	10.12.2025
Derivação do Rio Jordão (e)	11.15.2029
Chopim I (a) (b) (e)	07.07.2015
Cavernoso (e)	01.07.2031
Generation Concession - 001/2007 - Mauá - 51% of Copel	07.02.2042
Generation Concession - 001/2011 - Colíder (f)	01.16.2046
Authorization - Cavernoso II (f)	02.27.2046
Therm al Pow er Plant
Generation Concession - 045/1999 - Figueira	03.26.2019
Authorizathion - 351/1999 - TTP Araucária (60% da Copel GeT e 20% da Copel)	12.22.2029
Wind Pow er Plant
Authorization - Palmas	09.28.2029

(a) Plant not renew ed pursuant to Executive Act 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project w ill be offered for competitive bidding
(c) In progress for homologation from ANEEL
(d) At plants w ith capacity of less than 1 MW, only register w ith ANEEL
(e) Pow er plants that underw ent change in the exploration system from a Public Service regime to an Independent Producer Regime
(f) Enterprise under construction
(g) The Company w ill remain responsible for providing the pow er plant services until the concessionaire that has w on the bidding assumes the enterprise. No date has yet been set for this takeover to happen.

Copel Geração e Transmissão
Concessions Contracts	Maturity date
Transm ission Lines and Substations
Contract 060/01 - Transmission facilities (a)	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (b)	10.05.2040
Contract 015/10 - Substation Cerquilho III (b)	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT (b)	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT (b)	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT (b)	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (b)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II - 49% Copel GeT (b)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (b)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II - 49% Copel GeT (b)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio C2 (b)	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II (b)	02.24.2043
Contract 007/13 - Transmission line - Barreiras II - Pirapora 2 - 24.5% Copel GeT (b)	05.01.2043
Contract 005/14 - Transmission line - Bateias - Curitiba Norte (b)	01.28.2044

(a) Concession renew ed pursuant to Executive Act 579/2012
(b) Enterprise under construction

Copel
Concessions/authorizations Contracts	Maturity date
Copel Distribuição - Contract 046/99 - Distribution Facilities (a)	07.07.2015
Elejor - Contract 125/2001 - HPP Fundão e Santa Clara	24.10.2036
Elejor - Authorization contract - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	18.12.2032
Dona Francisca Energética - Contract 188/1998 - HPP Dona Francisca	27.08.2033
Foz do Chopim - authorization contract - SHP Foz do Chopim - 114/2000	23.04.2030
Com pagás - concession gas distribution contract	06.07.2024
Wind Pow er Plant
Authorization - Asa Branca I (b)	25.04.2046
Authorization - Asa Branca II (b)	31.05.2046
Authorization - Asa Branca III (b)	31.05.2046
Authorization - Eurus IV (b)	27.04.2046
Authorization - Santa Maria (b)	08.05.2047
Authorization - Santa Helena (b)	09.04.2047
Authorization - Ventos de Santo Uriel (b)	09.04.2047

(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (PM 579/2012)
(b) Enterprise under construction
(c) Enterprise w ithout authorization
(d) Member of Cutia Wind Complex acquired on March 11, 2014

34.2.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

34.3      Management of capital

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The capital structure is composed of:

a)     net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total equity.

		Parent Company		Consolidated
Debt	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Loans and financing	964,875	1,019,553	3,278,955	3,323,784
Debentures	-	-	1,254,462	1,207,945
(-) Cash and cash equivalents	25,835	10,410	1,384,692	1,741,632
(-) Bonds and securities	145	186	219,467	389,222
Net indebtedness	938,895	1,008,957	2,929,258	2,400,875
Shareholder's	13,179,516	12,651,339	13,502,862	12,928,752
Net indebtedness ratio	0.07	0.08	0.22	0.19

35      Related Party Transactions

The balances of transactions between the Company and its associates and subsidiaries are shown in Note 8, Note 15 and Note 16.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL.

Consolidated		Assets		Liabilities		Results
Related parties / Nature of operation	03.31.2014	12.31.2013	03.31.2014	12.31.2013	03.31.2014	03.31.2013
Controlling shareholders
State of Paraná
"Luz Fraterna" program (a)	81,863	78,987	-	-	-	-
CRC (Note 8)	1,395,379	1,380,554	-	-	57,844	32,881
ICMS (Note 13.3)	159,845	115,439	186,544	184,369	-	-
Remuneration and employ social security charges assigned (b)	338	266	-	-	-	-
Entities w ith significant influence
BNDES e BNDESPAR (c)
Financing (Note 21.5)	-	-	1,131,017	1,125,109	(17,999)	(3,295)
Petrobras (d)
Rental plant TTP Araucária (30.4.1 - a)	-	6,499	-	-	8,898	36,896
Supply and transport of gas (e)	434	374	-	-	4,480	7,632
Acquisition of gas for resale (e)	-	-	214,170	51,502	(314,731)	(62,221)
Advances to suppliers of Compagás (f)	14,051	13,504	-	-	-	-
Dividends payable by Compagás	-	-	1,076	1,076	-	-
Mitsui Gás e Energia do Brasil Ltda. (g)	-	-	2,283	2,283	-	-
Paineira Participações S.A. (h)	-	-	9,158	11,985	-	-
Jointly-controlled
Marum bi Transm issora de Energia (i)	184	184	-	-	551	521
Caiuá Transm issora de Energia (j)	295	221	-	-	74	269
Associates
Dona Francisca Energética S.A. (k)	-	-	6,320	6,320	(18,356)	(16,442)
Foz do Chopim Energética Ltda. (l)	144	201	-	-	431	405
Sercom tel S.A. Telecom unicações (m )	203	192	-	-	597	562
Key m anagement personnel
Fees and related charges (Note 31.3)	-	-	-	-	(3,918)	(3,152)
Pension plans and health care (Note 23)	-	-	-	-	(248)	(137)
Other related parties
Fundação Copel
Rental of administrative real estate	-	-	-	-	(2,939)	(2,761)
Private pension and health plans (Note 23)	-	-	985,010	967,232	-	-
Lactec (n)	26,780	27,229	716	587	(414)	(2,538)

a)     The Luz Fraterna Program, created under Law no. 491/ 2013 and no. 17,639, dated July 31, 2013, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company recognized an impairment allowance in the amount of R$ 1,286 as of March 31, 2014 and R$ 1,614 as of December 31, 2013.

c)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares).

d)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagás.

e)     The supply and transport of piped gas and the purchase of gas for resale by Compagás

f)      Advance payments to suppliers of Compagás refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagás has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagás management believes it will consume the accumulated gas volumes as of March 31, 2014 in the next fiscal years.

g)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagás’ share capital. The balances refer to dividends payable by Compagás.

h)     Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

i)      Engineering services agreement, signed with Copel Geração e Transmissão, expiring on September 30, 2015.

j)      Specific environmental management services agreement, signed with Copel Geração e Transmissão, expiring on March 14, 2015.

k)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015.

l)      Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

m)    Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

n)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

35.1      Guarantees and endorsements awarded to related parties

35.1.1     Granted by Parent Company

The Parent Company granted the following guarantees and endorsements:

a)     endorsements for loans secured by its subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus, Santa Maria, Santa Helena and Ventos de Santo Uriel, pursuant to Note 21.7.

b)     bank guarantee for the equity interest of 70% in the debentures issued by the subsidiary Elejor on September 26, 2013, pursuant to Note 22.

c)     endorsements for its equity interest of 23.03% to its associated company Dona Francisca Energética S.A., in 2002, in financing secured from the BNDES (joint endorsement) and Bradesco (joint endorsement), for settlement by 2015. As of March 31, 2014 the restated outstanding balances amounted to R$ 7,793 with BNDES and R$ 4,502 with Bradesco.

35.1.2     Granted to jointly controlled entities

Ventures		Date	Final	Amount	Total	Balance as of
joint subsidiaries	Financing	issued	Maturity	approved	issued	March 31, 2014
Transmissora Sul Brasileira (a)	Promissory notes	20.12.2013	15.07.2028	266,572	260,145	201,642
Caiuá Transmissora (b)	Promissory notes	19.03.2014	15.02.2029	84,600	79,600	79,765
Integração Maranhense (c)	Promissory notes	19.03.2014	15.02.2029	142,150	131,400	131,659
Matrinchã Transmissora (d)	Debentures	20.06.2013	20.12.2014	800,000	540,000	581,570
Guaraciaba Transmissora (e)	Debentures	20.06.2013	20.12.2014	400,000	370,000	398,483
Costa Oeste (f)	Promissory notes	15.01.2014	15.11.2028	36,720	20,000	20,207

Financier:
BNDES: (a) (b) (c) (f)
HSBC Corretora de Títulos e Valores Mobiliários S.A. e Banco Santander (Brasil) S.A.: (d) (e)
Allocation:
Bridge loan" for financing operation to be secured from BNDES (a)
Working capital: (b) (c) (d) (e)
Endorsement/Security:
20% of the debt limit given by Copel: (a)
49% of the debt limit given by Copel Geração e Transmissão: (d) (e)
51% of the debt limit given by Copel Geração e Transmissão: (f)
49% of the letter of guarantee amount, as jointly- liable endorser, Copel Geração e Transmissão: (b) (c)
Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to 20%: (a)
Lien on shares of Copel Geração e Transmissão, corresponding to 49%: (b)

36      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Consolidated	Consolidated
Policy	Policy	Insured
Specified risks	08.24.2014	1,727,388
Fire - Company-ow ned and rented facilities	08.24.2014	521,633
Civil liability - Copel	08.24.2014	12,000
Civil liability - Compagas	10.29.2014	3,600
Engineering risks - Copel	08.24.2014	dependant on each event
Domestic and international transport - export and import	08.24.2014	dependant on each event
Multi-risk - Compagas	12.18.2014	13,300
Multi-risk - Elejor	04.11.2015	395,099
Vehicles	08.20.2014	market value
Miscellaneous risks	08.24.2014	810
Operational risks - Elejor	06.06.2014	500
Operational risks - UEG Araucária (a)	05.31.2015	816,279
Court guarantee - Compagás	02.03.2015	56,938
Performance bond - Copel	07.14.2014	12,500
Performance bond - Copel	07.30.2015	44,319
Performance bond - Copel	12.27.2014	1,850
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2014	342,139
Liability for directors and administrators - D&O	06.30.2014	56,575
Performance bond - w ind farm	05.02.2014	22,200
Performance bond - w ind farm	10.02.2014	11,100
Performance bond - w ind farm	06.30.2015	3,047
Performance bond - w ind farm	03.31.2015	6,000
(a) The values of the sums insured Operational Risk - UEG Araucaria and liability for directors and officers have been converted to real U.S. dollars w ith the rate of the day 03.31.2014, R$ 2.2630.

37      Regulatory Assets and Liabilities

As a result of adopting IFRS, the Company no longer recognizes regulatory assets and liabilities, and unrecognized the existing balances.

These assets and liabilities continue to be recognized in the regulatory records, introduced by ANEEL Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transmission Cost (Transmission from Itaipu and the Basic Grid) and Sector Charges (Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources – Proinfa, Research and Development and Energy Efficiency, and others).

ANEEL authorized Copel Distribuição, through Homologatory Resolution 1,541, of June 20, 2013, to adjust its supply tariffs as from June 24, 2013, by an average rate of 13.08%, with 11.40% that refers to the tariff adjustment index and 1.68% for the pertinent financial components, of which, CVA, represents a total of R$ 21,967, consisting of 2 parts: CVA being processed, for the tariff year 2012-2013, for the amount of R$ 15,780, and the balance to compensate for CVA from prior years for the amount of R$ 6,187. After the withdrawal of regulatory assets (CVA) granted in the previous year and deferring partial adjustment, the effect of this adjustment was an average decrease of 9.55% in customer tariffs, as Homologatory Resolution 1,565, of July 09, 2013.

If the regulatory assets and liabilities had been recognized, the Company would have reported the following balances in its financial statements:

37.1      Composition of balances for regulatory assets and liabilities

Consolidated		Current Assets	Noncurrent Assets
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
CVA recoverable tariff adjustment 2013
CCC	1,889	3,779	-	-
Charges for use of transmission system (basic grid)	459	917	-	-
Electricity purchased for resale (Itaipu)	3	5	-	-
Proinfa	2,767	5,534	-	-
Electricity purchased for resale (CVA Energ)	2,307	4,614	-	-
Other financial components	22,573	45,146	-	-
	29,998	59,995	-	-
CVA recoverable tariff adjustment 2014
Charges for use of transmission system (basic grid)	47,736	18,587	15,912	18,587
CDE	3,865	-	1,288	-
Proinfa	288	154	96	154
Electricity purchased for resale (CVA Energ)	289,178	71,335	96,393	71,335
Other financial components	269,134	137,728	89,712	137,728
	610,201	227,804	203,401	227,804
	640,199	287,799	203,401	227,804

Consolidated	Current Liabilities		Noncurrent Liabilities
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
CVA com pensable tariff adjustm ent 2013
ESS	342	684	-	-
CDE	1,426	2,851	-	-
Transport of energy purchased (Itaipu)	331	661	-	-
Other financial components	1,307	2,616	-	-
	3,406	6,812	-	-
CVA com pensable tariff adjustm ent 2014
Energy purchased for resale (Itaipu)	2,896	3,753	965	3,753
ESS	98,459	39,610	32,820	39,610
CDE	-	87	-	87
Transport of energy purchased (Itaipu)	38	20	13	20
Other financial components	8,992	1,804	2,997	1,804
	110,385	45,274	36,795	45,274
CVA com pensable tariff adjustm ent 2015
Other financial components	-	-	9,487	-
	-	-	9,487	-
	113,791	52,086	46,282	45,274

37.2      Changes in assets and liabilities

	Balance as of					Balance as of
	January 01, 2014	Differ.	Amortiz.	Correction	Transf.	March 31, 2014
Assets
CCC	3,779	-	(1,974)	84	-	1,889
Charges for use of transmission system (basic grid)	38,091	23,509	(502)	3,009	-	64,107
Energy purchased for resale (Itaipu)	5	-	(2)	-	-	3
CDE	-	5,153	-	-	-	5,153
Proinfa	5,842	75	(2,886)	120	-	3,151
Energy purchased for resale (CVA Energ)	147,284	230,195	(2,307)	12,706	-	387,878
Other financial components	320,602	74,940	(22,573)	8,450	-	381,419
	515,603	333,872	(30,244)	24,369	-	843,600
Current	287,799	228,767	(30,244)	16,514	137,363	640,199
Noncurrent	227,804	105,105	-	7,855	(137,363)	203,401
Liabilities
Energy purchased for resale (Itaipu)	7,506	(3,472)	-	(173)	-	3,861
ESS	79,904	46,983	(342)	5,076	-	131,621
CDE	3,025	(173)	(1,492)	66	-	1,426
Transport of energy purchased (Itaipu)	701	11	(345)	15	-	382
Other financial components	6,224	17,623	(1,308)	244	-	22,783
	97,360	60,972	(3,487)	5,228	-	160,073
Current	52,086	38,898	(3,487)	4,066	22,228	113,791
Noncurrent	45,274	22,074	-	1,162	(22,228)	46,282

38      Provisional Measure no. 627/13

There was no change in information disclosed in the financial statements of December 31, 2013.

39      Subsequent Events

39.1      Purchase of energy - 13th auction of existing energy (Auction "A")

At the 13th auction of existing energy held on April 30, 2014, Copel Distribuição purchased an average of 388.2 MW under the CCEARs, at an average price of R$ 268.33/MWh. The supply agreements start in May 2014 and mature in December 2019. They will be adjusted for inflation using the IPCA (Extended Consumer Price Index).

39.2      Transmission Auction in January 2014

On May 9, 2014, Copel Geração e Transmissão (49%), in a partnership with Elecnor (51%), acquired the right to build and operate 328 km of transmission lines (500 kV) between the states of Minas Gerais and São Paulo, consisting of Estreito – Fernão Dias Transmission Line, double circuit, starting in Estreito Substation and ending in Fernão Dias Substation. The enterprise's allowed annual revenue will total R$ 76,935. The lines will start their business operations in 42 months after the agreement is signed. The concession agreement is valid for 30 years from the date of signature.

Moreover, Copel Geração e Transmissão (100%) acquired batch M, consisting of 120 km of transmission lines (500 kV) to be built between the states of Paraná and São Paulo, consisting of Assis – Londrina Transmission Line, simple circuit, second circuit, starting in Assis Substation and ending in Londrina substation. The enterprise's allowed annual revenue will total R$ 14,987. The lines will start their business operations in 36 months after the agreement is signed. The concession agreement is valid for 30 years from the date of signature.

At the same auction, Copel Geração e Transmissão (100%) also acquired the right to build and operate 53 km of transmission lines (230 kV) and one substation in Paraná, consisting of Foz do Chopim – Realeza Transmission Line, of 230 kV, simple circuit, starting in Foz do Chopim and ending in Realeza substation; of Realeza substation, of 230/138 kV, 1 x 150 MVA, transformation connections, line inlets, lathe beds, related installations and other installations necessary for measurement, supervision, protection, command, control, telecommunications, management and support. The enterprise's allowed annual revenue will be R$ 5,745, and operations are to start within 30 months from the date the agreement is signed.  The concession agreement is valid for 30 years from the date of signature.

39.3      Change in the interest held by Dominó Holdings and acquisition of Sanepar's shares

On March 28, 2014, according to the event approved by the Extraordinary Shareholders' Meeting held by Dominó Holdings, Copel became the owner of 36,343,267 preferred shares in Companhia de Saneamento do Paraná - Sanepar, which is equivalent to 14.86% of preferred shares and 7.63% of total capital.

Moreover, Dominó Holdings underwent a corporate restructuring, leading to the increase in Copel's stake to 49%.

Considering Copel's shareholding interest through Dominó Holdings, Copel remained with the same 13.58% interest in Sanepar's total capital, because the increase in the number of preferred shares was offset by a reduction in the number of common shares held through Dominó Holdings, which decreased its number of common shares held in Sanepar by converting part of these shares into preferred shares.

The transaction was completed in April 2014.

COMMENTS ON PERFORMANCE FOR THE PERIOD

for the three-month periods ended March 31, 2014

(Amounts expressed in thousands of reais, except when stated otherwise)

1            Distribution Lines

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of March 2014, the extension of the compact grids installed was 5,467 km (4,335 km at March 2013), the extension of the compact grids installed was 1,132 km in 12 months, a variation of 26.1%.

Isolated Secondary Grid - Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of March 2014, the extent of the installed secondary isolated distribution grids was 10,946 km (9,335 km in March 2013), representing an increase of 1,611 km in the previous 12 months, variation of 17.3%.

2            Energy Market

Market behavior - The energy generated by Copel during the first three months of 2014 was 6,139 GWh (4,898 GWh in the same period for 2013). The energy purchased from CCEAR (auctions) was 3,361 GWh (4,381 GWh in the same period for 2013) and from Itaipu it was 1,447 GWh (1,257 GWh in the same period for 2013), as demonstrated in the following flow chart:

(a) The energy negotiated betw een the subsidiaries Copel has been included.
(b) Subject to alterations after closing by CCEE
CCEAR= Contracts for sale of Energy on Regulated Environment
CCEE(MCP)= Electric Pow er Trade Chamber (Short term market)
MRE= Mechanism for rellocation of energy
CG = Center of gravity of submarket (difference betw een energy contracted and received in CG -established in the contract).

Sale of energy (MWh) - The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Class			In MWh
	January to	January to	Variation
	March 2014	March 2013
Copel Distribuição
Captive market	6,184	5,776	7.1%
Residential	1,923	1,726	11.4%
Industrial	1,585	1,602	-1.1%
Commercial	1,447	1,324	9.3%
Rural	639	572	11.7%
Others	590	552	6.9%
Concessionaries and permission holder (a)	168	157	7.0%
CCEE (MCP) (b)	-	-	-
Total da Copel Distribuição	6,352	5,933	7.1%

Copel Geração e Transmissão
CCEAR (Copel Distribuição) (c)	103	231	-55.4%
CCEAR (other concessionaries) (c)	1,240	1,684	-26.4%
Free customers	1,047	1,009	3.8%
Bi-lateral contracts	1,993	1,400	42.4%
CCEE(MCP)	494	1,789	-
Total of Copel Geração e Transmissão	4,877	6,113	-20.2%
Total	11,229	12,046	-6.8%
P.S. Does not include energy available througt MRE (Mechanism for reallocation of energy)
(a) Include the 46 GWh Dealer CFLO consumed in the months of February and March
(b) CCEE(MCP): Electric Pow er Trade Chamber (Short term market)
(c) CCEAR: Contracts for sale of Energy on Regulated Environment

Captive market of Copel Distribuição – The captive market increased 7.1% and was responsible for the consumption of 6,184 GWh between January and March.

The residential segment consumed 1,923 GWh, up 11.5%, due mainly to the 4.1% increase in the number of consumers and increase in the average consumption in the period as a result of an increase in average temperature and favorable income and employment level. At the end of March 2014, this segment accounted for 31.1% of Copel’s captive market, totaling 3,354,777 residential customers.

Consumption in the industrial segment dropped 1.0%, totaling 1,585 GWh in 1Q14. This result was mainly brought by the migration of large industrial customers to the free market and the lower number of working days over the same period last year. At the close of the period, the industrial segment represented 25.6% of Copel’s captive market, with a total of 92,978 industrial customers.

The commercial class consumed 1,447 GWh which represents an increase of 9.2% over the same period last year, mainly impacted by high level temperatures recorded in the period and expansion of the segment. At the end of March 2014, this segment represented 23.4% of Copel’s captive market, with a total of 342,723 customers.

The rural segment consumed 639 GWh and grew 11.8%, due to the strong performance of the agribusiness sector in Paraná and the increase in average temperature at the period. At the end of March 2014, this segment represented 10.3% of Copel’s captive market, with a total of 373,136 rural customers.

The other segments (public agencies, public lighting, public services and own consumption) consumed 590 GWh, up 6.8% for the period. Taken together, these segments represented 9.5% of Copel’s captive market, totaling 56,297 customers at the end of the period.

Number of consumers - The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in March 2014 was 4,219,939, representing an increase of 3.7% compared to the same month in 2013.

Class	March 2014	March 2013	Variation
Residential	3,354,777	3,223,968	4.1%
Industrial	92,978	88,533	5.0%
Commercial	342,723	330,281	3.8%
Rural	373,136	372,888	0.1%
Others	56,297	54,569	3.2%
Total Captive	4,219,911	4,070,239	3.7%
Free customers - Copel Geração e Transmissão	28	29	-3.4%
Total	4,219,939	4,070,268	3.7%

3            Administration

Number of employees

Employees	March 2014	March 2013
Owned subsidiaries
Copel (Holding)	611	-
Copel Geração e Transmissão	1,512	1,818
Copel Distribuição	6,087	7,163
Copel Telecomunicações	389	455
Copel Participações	10	-
Copel Renováveis	9	-
	8,618	9,436
Subsidiaries
Compagás	154	138
Elejor	7	8
UEG Araucária	12	10
	173	156

4            Market relations

From January to March 2014, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of Copel were present on 100% of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company’s capital. At the end of March 2014, the market value of Copel, considering quotations from all of the markets, was R$ 6,989,655.

Of the 73 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in Copel participated with 0.37% and with a Beta index of 0.67.

In the IEE portfolio (Index for the Energy Sector), Copel participated with 6.89%.

Copel’s participation in the Business Sustainability Index BM&FBOVESPA (ISE) was 0.90%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 21.79 and the preference shares at R$ 29.81, recording negative variations de 2.3% and 2.4%, respectively. During the same period the IBOVESPA reported a negative variation of 2.1%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the period quoted at US$ 13.11 with a negative variation of 0.2% compared to December 31, 2013. During the same period the DOW JONES index reported a negative variation of 0,7%.

On the LATIBEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 97% of the floors, closing the quarter quoted at € 9.56 representing a variation of 0.6% compared to December 31, 2013. During the same period the LATIBEX All Shares reported a negative variation of 5.6%.

The following table summarizes the behavior of Copel's shares in the first three-month in 2014:

		ON	PNB
Share performance - January to March 2014	Total	Daily average	Total	Daily average
Bovespa
Traded	14,533	238	203,569	3,337
Quantity	6,103,800	100,062	39,899,500	654,090
Volume (R$ thousand)	116,813	1,915	1,072,265	17,578
Presence on ex changes	61	100%	61	100%
Nyse
Quantity	31,249	1,420	37,682,759	617,750
Volume (US$ thousand)	260	12	431,869	7,080
Presence on ex changes	22	36%	61	100%
Latibex
Quantity	-	-	111,899	1,834
Volume (€ thousand)	-	-	968	16
Presence on ex changes	-	-	61	97%

5            Tariffs

Energy Supplies

Average supply tariffs (a) - R$/MWh	March 2014	March 2013	Variation
Residential	210.69	191.08	10.3%
Industrial (b)	263.50	242.54	8.6%
Commercial	241.66	217.61	11.1%
Rural	160.63	146.89	9.4%
Others	188.03	169.45	11.0%
	226.12	205.68	9.9%
(a) Without ICM S
(b) Does not inclued free customers

Purchasing Energy

Tariffs for purchase of energy - R$/MWh	March 2014	March 2013	Variation
Itaipu (a)	125.30	109.51	14.4%
Auction CCEAR 2007 - 2014	147.81	138.79	6.5%
Auction CCEAR 2008 - 2015	124.82	117.19	6.5%
Auction CCEAR 2010 - H30	168.17	157.90	6.5%
Auction CCEAR 2010 - T15 (b)	178.06	167.19	6.5%
Auction CCEAR 2011 - H30	172.65	162.11	6.5%
Auction CCEAR 2011 - T15 (b)	196.33	184.34	6.5%
Auction CCEAR 2012 - T15 (b)	176.13	165.37	6.5%
Bilaterals	180.03	169.01	6.5%
ANGRA	145.96	133.11	9.7%
CCGF(c)	30.48	30.07	1.4%
Santo Antonio	107.01	100.48	6.5%
Jirau	94.12	71.37	31.9%
Others Auctions (d)	173.52	160.01	8.4%
Average (e)	144.37	121.99	18.3%
(a) Furnas transport charge not included.
(b) Average auction price restated according to the IPCA inflation index. The price comprises in fact three components:
a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter tw o components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
(c) Contract of quotas of assured pow er of those HPPs w hich concessions w ere extended pursuant the new rules of Law 12,783/13.
(d) Products average price.
(e) Takes the amount of 812 average MW related to auction 2006-2013 to calculate March 2013 (R$ 99.16).

Supply of power

Sales to Distributors Average Tariff - R$/MWh	March 2014	March 2013	Variation
Auction - CCEAR 2006-2013	-	98.42	-100.0%
Auction - CCEAR 2007-2014	116.81	109.93	6.3%
Auction - CCEAR 2008-2015	123.91	116.50	6.4%
Auction - CCEAR 2009-2016	141.48	133.03	6.4%
Auction - CCEAR 2011-2040	161.55	151.81	6.4%
Auction - CCEAR 2013-2042	176.13	-	-
Auction - CCEAR 2014	191.80	-	-
Concession holders in the State of Paraná	155.73	135.25	15.1%

6            Economic Financial Results

Income (Note 30)

At March 2014, the net income from sales and services reached R$ 3,051,072, an increase of 28.2% compared to the amount of R$ 2,380,410 registered to March 2013.

This variation was due mainly to the following factors:

a)     19.8% increase in the revenue from electric power supply mainly due to the tariff adjustment in June 2013 and the increase in the market;

b)    52.9% increase in revenue from “electricity sales to distributors” due to variation of the Price for Settlement of Difference (PLD) and income from the sale of energy produced by UEG Araucária;

c)     60.0% increase in the Revenue from Construction. The Company records revenues related to construction services or infrastructure improvement used in the rendering of distribution and electricity transmission services, which total R$ 289,848 in March 2014 and R$ 181,191 million for the same period in 2013. Corresponding expenditures are recognized in the statement of income for the period, such as construction cost, as incurred; and

d)    32.9% decrease in “other operating revenues”, mainly caused by the termination of the lease of the Araucária thermal plant with Petrobras.

Operational costs and expenses (Note 31)

At the end of March 2014, total operational costs and expenses amounted to R$ 2,401,752, which represented an increase of 27.6% compared to the R$ 1,881,951 registered in the same period for 2013. The main highlights are as follows:

a)     16.7% increase in the account Electricity acquired for resale especially due to greater amount of electricity acquired at the Electric Power Trading Chamber – CCEE and at CCEAR; offset by the receipt of funds from the CDE to reimburse energy costs the amount of R$ 831,771;

b)    14.1% decrease in Charges for the use of the electrical network mainly due to the lower value of the System Service Charges – ESS;

c)     9.4% decrease in relation to the same period in 2013 in the Personnel and Management account balance, due to the lower expenses on remuneration and charges due to the reduction in the number of employees in the period;

d)    17.3% increase in the Pension Fund and Welfare Plans mainly due to the effects arising from the actuarial assessment, which was performed by an actuary engaged to perform such calculations;

e)     405.1% increase in Natural Gas and supplies for the gas business resulting from the purchase of gas for UEG Araucária.

Financial results (Note 32)

Increase of 50.2% in financial results was mainly due to:

a)     increase in monetary variation on the CRC, which is corrected by the IGP-DI indicator that, from January to March 2014, had an increase of 2.7% while in the same period of 2013 the variation was 0.8%; and

b)    increase in monetary variation on accounts receivable related to the concession, which is corrected by the IGP-M, an indicator that, from January to March 2014, had an increase of 2.5% while in the same period of 2013 the variation was 0.8%.

Lajida

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached
R$ 858,561 in March 2014, 29.12% greater than that reported for the same period of the previous year, as demonstrated below:

Consolidado	03.31.2014	03.31.2013
Net income for the period	583,050	398,656
Deferred IRPJ and CSLL	(50,565)	(69,357)
Provision for IRPJ and CSLL	283,071	262,667
Financial expenses (income), net	(110,967)	(73,899)
Lajir/Ebit	704,589	518,067
Depreciation and amortization	153,972	146,841
Lajida/Ebitda	858,561	664,908
Net operational results - ROL	3,051,072	2,380,410
Ebitda% (Ebitda ÷ ROL)	28.1%	27.9%

GROUPS IN CHARGE OF GOVERNANCE

BOARD OF DIRECTORS
Chairman:	Mauricio Schulman
Executive Secretary:	Lindolfo Zimmer
Members:	CARLOS HOMERO GIACOMINI MAURICIO BORGES LEMOS José Richa Filho LUIZ EDUARDO DA VEIGA SEBASTIANI MARCO AURÉLIO ROGERI ARMELIN NATALINO DAS NEVES NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman:	CARLOS HOMERO GIACOMINI
Members:	JOSÉ RICHA FILHO
VAGA EM ABERTO
FISCAL COUNCIL
Chairman:	Joaquim Antonio Guimarães de Oliveira Portes
Full Members:	NELSON LEAL JUNIOR JOSÉ TAVARES DA SILVA NETO VAGA EM ABERTO CARLOS EDUARDO PARENTE DE OLIVEIRA ALVES
Alternate Members:	OSNI RISTOW ROBERTO BRUNNER GILMAR MENDES LOURENÇO VAGA EM ABERTO FLAVIO JARCZUN KAC
BOARD OF DIRECTORS
Chief Executive Officer:	Lindolfo Zimmer
Chief Corporate Management Officer:	MARCOS DOMAKOSKI
Chief Financial and Investor Relations Officer: Chief Institutional Relations Officer:	ANTONIO SERGIO DE SOUZA GUETTER DENISE CAMPANHOLO BUSETTI SABBAG
Chief Business Development Officer:	jonel nazareno iurk
Deputy Director:	PAULO CESAR KRAUSS
ACCOUNTANT
Accountant - CRC-PR-045809/0-2:	ADRIANO FEDALTO

INFORMATION ON THIS REPORT
rsustentabilidade@copel.com	Phone: +55 (41) 3331-4051
Others Informations:	Phone: +55 (41) 3222-2027 / 3331-4359 Fax: +55 (41) 3331-2849

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba – PR

We have revised the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended  March 31, 2014, which include the statement of financial position at March 31, 2014 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and consolidated interim financial statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Brazilian Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit.  Therefore, we do not express an audit opinion.

Unqualified conclusion on the individual interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) applicable to the preparation of quarterly information or have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Unqualified conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information and have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the three-month period ended March 31, 2014, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Brazilian Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Curitiba, May 13, 2014

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original signed in Portuguese

João Alberto Dias Panceri

Accountant - CRC PR048555/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 9, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.